UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024.

 Commission File Number 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1. Individual and Consolidated Interim Financial Information of Natura &Co Holding S.A. for the three-month period ended June 30, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan

Name: Guilherme Strano Castellan

Title: Principal Financial Officer

By:	/s/ Itamar Gaino Filho

Name: Itamar Gaino Filho

Title: Chief Legal and Compliance Officer

Date: August 6, 2024

Natura &Co Holding S.A. Interim Accounting Information (ITR) Individual and Consolidated For the six-month period ended June 30, 2024 Independent Auditor’s Report

(A free translation of the original in Portuguese)

Natura Cosméticos S.A.

Parent company and consolidated
interim accounting information at
30 June 2024
and report on review

(A free translation of the original in Portuguese)

Report on review of parent company and

consolidated interim accounting information

To the Board of Directors and Stockholders

Natura Cosméticos S.A.

Introduction

We have reviewed the accompanying interim statement of financial position of Natura Cosméticos S.A. ("Company") as at 30 June 2024 and the related statements of income and comprehensive income for the quarter and six-month period then ended, and the statements of changes in shareholders’ equity and cash flows for the six-month period then ended, as well as the accompanying consolidated interim statement of financial position of Natura Cosméticos S.A. and its subsidiaries ("Consolidated") as at 30 June 2024 and the related consolidated statements of profit or loss and comprehensive income for the quarter and six-month period then ended, and the consolidated statements of changes in shareholders’ equity and cash flows for the six-month period then ended, and explanatory notes.

Management is responsible for the preparation and fair presentation of these parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information referred to above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34.

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º

São Paulo, SP, Brasil, 04538-132

T: +55 (11) 4004-8000, www.pwc.com.br

Natura Cosméticos S.A.

Other matters

Statements of value added

The interim accounting information referred to above include the parent company and consolidated statements of value added for the six-month period ended 30 June 2024. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the interim accounting information for the purpose concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim accounting information taken as a whole.

São Paulo, 12 August 2024

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Sérgio Antonio Dias da Silva

Contador CRC 1RJ062926/O-9

NATURA &CO HOLDING S.A.

STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2024 AND DECEMBER 31, 2023
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated			Note	Parent		Consolidated
ASSETS		June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	LIABILITIES AND SHAREHOLDERS' EQUITY		June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023

CURRENT						CURRENT
Cash and cash equivalents	6	4,651	1,079	1,596,338	3,750,944	Borrowings, financing and debentures	19	-	-	92,038	163,844
Short-term investments	7	-	1,579,899	1,918,401	4,024,056	Lease	18	319	341	324,965	298,600
Trade accounts receivable	8	2,562	2,562	4,524,867	3,524,395	Trade accounts payable and reverse factoring operations	20	64,498	31,033	5,757,738	5,302,478
Accounts receivable - sale of subsidiary		-	-	-	22,915	Trade accounts payable - Related parties	32	119,016	333,116	-	-
Trade accounts receivable - Related parties	32	355,262	150,815	-	-	Dividends and interest on shareholders' equity payable	24	41,442	294,231	41,442	294,231
Inventories	9	-	-	3,982,483	3,087,395	Payroll, profit sharing and social charges		24,350	19,881	954,649	1,019,688
Recoverable taxes	10	-	52,367	654,183	608,530	Tax liabilities	21	24,436	83,762	582,710	634,760
Income tax and social contribution		44,759	-	266,875	175,563	Income tax and social contribution		824	-	163,806	908,442
Derivative financial instruments	5	-	-	173,331	188,997	Derivative financial instruments	5	8,563	-	167,667	329,676
Other current assets	14	6,921	15,545	817,798	604,427	Provision for tax, civil and labor risks	22	-	-	509,269	491,301
Total current assets		414,155	1,802,267	13,934,276	15,987,222	Other current liabilities	23	2,544	31,984	882,193	970,479

						Total current liabilities		285,992	794,348	9,476,477	10,413,499

NON-CURRENT						NON-CURRENT
Accounts receivable - sale of subsidiary		-	-	375,691	806,582	Borrowings, financing and debentures	19	-	-	5,653,754	5,947,858
Recoverable taxes	10	-	-	942,643	1,112,407	Lease	18	280	483	778,846	851,840
Deferred income tax and social contribution	11	5,644	47,948	1,681,687	2,200,695	Payroll, profit sharing and social charges		4,559	4,230	28,594	16,069
Judicial deposits	12	3	-	410,075	408,030	Tax liabilities	21	-	-	175,694	127,194
Derivative financial instruments	5	-	-	60,231	89,453	Deferred income tax and social contribution	11	49,774	-	404,880	328,090
Long-term investments	7	-	-	45,675	36,698	Income tax and social contribution	5	-	-	441,191	380,176
Other non-current assets	14	-	-	1,107,168	1,027,679	Provision for tax, civil and labor risks	22	1,132	1,097	856,689	875,291
Total non-current assets		5,647	47,948	4,623,170	5,681,544	Other non-current liabilities	23	1,835	4,077	687,580	686,533
						Total non-current liabilities		57,580	9,887	9,027,228	9,213,051

						TOTAL LIABILITIES		343,572	804,235	18,503,705	19,626,550
Investments	15	22,160,899	22,056,486	-	-
Property, plant and equipment	16	-	-	3,587,740	3,457,574
Intangible	17	-	-	17,572,839	16,569,866	SHAREHOLDERS' EQUITY	24
Right of use	18	546	773	1,041,280	1,050,809	Capital stock		12,484,515	12,484,515	12,484,515	12,484,515
Total non-current assets		22,167,092	22,105,207	26,825,029	26,759,793	Treasury shares		(54,912)	(164,236)	(54,912)	(164,236)
						Capital reserves		10,460,613	10,558,567	10,460,613	10,558,567
						Profit Reserve		50,265	780,308	50,265	780,308
						Accumulated losses		(1,793,730)	-	(1,793,730)	-
						Equity appraisal adjustment		1,090,924	(555,915)	1,090,924	(555,915)
						Shareholders' equity attributed to the Company's shareholders		22,237,675	23,103,239	22,237,675	23,103,239

						Non-controlling interest in shareholders' equity of subsidiaries		-	-	17,925	17,226
						Total shareholders' equity		22,237,675	23,103,239	22,255,600	23,120,465

TOTAL ASSETS		22,581,247	23,907,474	40,759,305	42,747,015	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		22,581,247	23,907,474	40,759,305	42,747,015

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF PROFIT OR LOSS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023
(In thousands of Brazilian reais - R$, except for earnings per share)

	Note	Parent		Parent		Consolidated		Consolidated
		April 01, 2024 to June 30, 2024	April 01, 2023 to June 30, 2023	January 01, 2024 to June 30, 2024	January 01, 2023 to June 30, 2023	April 01, 2024 to June 30, 2024	April 01, 2023 to June 30, 2023	January 01, 2024 to June 30, 2024	January 01, 2023 to June 30, 2023

NET REVENUE	26	-	-	-	-	7,352,632	6,973,750	13,457,885	13,445,281
Cost of Sales	27	-	-	-	-	(2,610,972)	(2,510,610)	(4,738,052)	(4,823,797)

GROSS PROFIT		-	-	-	-	4,741,660	4,463,140	8,719,833	8,621,484

OPERATING (EXPENSES) INCOME
Selling, marketing and logistics expenses	27	-	-	-	-	(3,012,726)	(2,861,555)	(5,509,801)	(5,405,346)
Administrative, R&D, IT and project expenses	27	(52,423)	(40,513)	(91,473)	(38,332)	(1,207,831)	(1,192,103)	(2,250,874)	(2,354,300)
Impairment loss on trade receivables	8	-	-	-	-	(137,284)	(100,869)	(373,168)	(316,341)
Share of profits (losses) from subsidiaries	15	(715,766)	(658,981)	(1,571,994)	(1,313,637)	-	-	-	-
Other operating income (expenses), net	30	4	2,486	(469)	1,482	(119,993)	(290,548)	(166,929)	(341,257)

OPERATING (LOSS) PROFIT BEFORE FINANCIAL RESULTS		(768,185)	(697,008)	(1,663,936)	(1,350,487)	263,826	18,065	419,061	204,240

Financial results	29	(8,654)	449	(3,617)	2,704	(135,325)	(384,016)	(496,540)	(844,166)

PROFIT (LOSS) BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		(776,839)	(696,559)	(1,667,553)	(1,347,783)	128,501	(365,951)	(77,479)	(639,926)
Income tax and social contribution	11	(79,164)	(25,879)	(115,872)	(27,083)	(976,764)	(143,338)	(1,213,837)	(265,560)

LOSS FOR THE PERIOD FROM CONTINUING OPERATIONS		(856,003)	(722,438)	(1,783,425)	(1,374,866)	(848,263)	(509,289)	(1,291,316)	(905,486)

DISCONTINUED OPERATIONS
LOSS FROM DISCONTINUED OPERATIONS	36	(2,911)	(9,412)	(10,305)	(9,412)	(10,827)	(222,619)	(502,900)	(478,576)

LOSS FOR THE PERIOD		(858,914)	(731,850)	(1,793,730)	(1,384,278)	(859,090)	(731,908)	(1,794,216)	(1,384,062)

ATTRIBUTABLE TO
The Company´s shareholders		(858,914)	(731,850)	(1,793,730)	(1,384,278)	(858,914)	(731,850)	(1,793,730)	(1,384,278)
Non-controlling shareholders		-	-	-	-	(176)	(58)	(486)	216

LOSS PER SHARE FOR THE PERIOD -R$
Basic	31	(0.6209)	(0.5318)	(1.2974)	(1.0068)	(0.6209)	(0.5318)	(1.2974)	(1.0068)
Diluted	31	(0.6209)	(0.5318)	(1.2974)	(1.0068)	(0.6209)	(0.5318)	(1.2974)	(1.0068)

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023
(In thousands of Brazilian reais - R$)

	Note	Parent		Parent		Consolidated		Consolidated
		April 01, 2024 to June 30, 2024	April 01, 2023 to June 30, 2023	January 01, 2024 to June 30, 2024	January 01, 2023 to June 30, 2023	April 01, 2024 to June 30, 2024	April 01, 2023 to June 30, 2023	January 01, 2024 to June 30, 2024	January 01, 2023 to June 30, 2023

LOSS FOR THE PERIOD		(858,914)	(731,850)	(1,793,730)	(1,384,278)	(859,090)	(731,908)	(1,794,216)	(1,384,062)
Other comprehensive loss to be reclassified to income statement in subsequent periods:
Conversion of financial statements of controlled companies abroad	15	851,802	(699,877)	1,226,865	(549,508)	853,189	(702,022)	1,228,050	(551,837)
Exchange rate effect on the conversion from hyperinflationary economy	15	87,388	76,953	387,502	220,818	87,388	76,953	387,502	220,818
Earnings (losses) from cash flow hedge operations	5.1	-	-	-	-	31,068	(141,238)	57,029	(148,562)
Tax effects on earnings (losses) from cash flow hedge operations	11	-	-	-	-	(12,100)	48,098	(17,850)	49,439
Equity in earnings (losses) from cash flow hedge operation	5.1	31,068	(141,238)	57,029	(148,562)	-	-	-	-
Equity in tax effects on earnings (losses) from cash flow hedge operations	11	(12,100)	48,098	(17,850)	49,439	-	-	-	-

Other comprehensive income (loss) not reclassified for the income (loss) of the periods in subsequent periods:
Actuarial earnings (losses)		-	-	-	-	-	-	(1,892)	-
Tax effects on earnings (losses) from actuarial		-	-	-	-	-	-	(4,815)	-
Equity on actuarial earnings (losses)		-	-	(1,892)	-	-	-	-	-
Equity on tax effects on actuarial earnings (losses)		-	-	(4,815)	-	-	-	-	-

Comprehensive loss for the periods, net of tax effects		99,244	(1,447,914)	(146,891)	(1,812,091)	100,455	(1,450,117)	(146,192)	(1,814,204)

ATTRIBUTABLE TO
The Company´s shareholders		99,244	(1,447,914)	(146,891)	(1,812,091)	99,244	(1,447,914)	(146,891)	(1,812,091)
Noncontrolling shareholders		-	-	-	-	1,211	(2,203)	699	(2,113)
		99,244	(1,447,914)	(146,891)	(1,812,091)	100,455	(1,450,117)	(146,192)	(1,814,204)
*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023
(In thousands of Brazilian reais - R$)

				Capital Reserves						Equity appraisal adjustment

	Note	Capital stock	Treasury shares	Share premium	Special reserve	Additional paid-in capital	Loss from transactions with non-controlling shareholders	Legal profit reserve	Accumulated losses	Capitaltransactions	Other comprehensive income (loss)	Shareholders' equity attributed to controlling shareholders		Total shareholders' equity
													Non-Controlling
								Retained earnings					Shareholders

BALANCES AS OF JANUARY 1, 2023		12,484,424	(262,360)	9,894,936	362,059	375,956	(92,066)	-	(1,994,555)	-	1,564,340	22,332,734	18,450	22,351,184

Loss for the period		-	-	-	-	-	-	-	(1,384,278)	-	-	(1,384,278)	216	(1,384,062)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	220,818	220,818	-	220,818
Other comprehensive income		-	-	-	-	-	-	-	-	-	(648,631)	(648,631)	(2,329)	(650,960)
Total comprehensive income for the periods		-	-	-	-	-	-	-	(1,384,278)	-	(427,813)	(1,812,091)	(2,113)	(1,814,204)
Transactions in stock and restricted option plans:
Provision for stock and restricted option plans	24	-	-	-	-	76,735	-	-	-	-	-	76,735	-	76,735
Exercise ofstock and restricted option plans	24	91	65,852	-	-	(119,554)	-	-	120	-	-	(53,491)	-	(53,491)

BALANCES AS OF JUNE 30, 2023		12,484,515	(196,508)	9,894,936	362,059	333,137	(92,066)	-	(3,378,713)	-	1,136,527	20,543,887	16,337	20,560,224

BALANCES AS OF DECEMBER 31, 2023		12,484,515	(164,236)	9,894,936	362,059	301,572	-	780,308	-	616,475	(1,172,390)	23,103,239	17,226	23,120,465

Loss for the period		-	-	-	-	-	-	-	(1,793,730)	-	-	(1,793,730)	(486)	(1,794,216)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	387,502	387,502	-	387,502
Other comprehensive income (loss)		-	-	-	-	-	-	-	-	-	1,259,337	1,259,337	1,185	1,260,522
Total comprehensive income (loss) for the periods		-	-	-	-	-	-	-	(1,793,730)	-	1,646,839	(146,891)	699	(146,192)
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	24	-	-	-	-	15,122	-	-	-	-	-	15,122	-	15,122
Exercise ofstock and restricted shares option plans	24	-	109,324	-	-	(118,930)	-	-	-	-	-	(9,606)	-	(9,606)
Income tax on shares option plans		-	-	-	-	26,992	-	-	-	-	-	26,992	-	26,992
Transfer of grant plans to labor obligations due to the conversion of ADRs into Phantom shares		-	-	-	-	(21,138)	-	-	-	-	-	(21,138)	-	(21,138)
Additional dividends from fiscal year 2023		-	-	-	-	-	-	(685,190)	-	-	-	(685,190)	-	(685,190)
Interest on equity (advance)		-	-	-	-	-	-	(44,853)	-	-	-	(44,853)	-	(44,853)

BALANCES AS OF JUNE 30, 2024		12,484,515	(54,912)	9,894,936	362,059	203,618	-	50,265	(1,793,730)	616,475	474,449	22,237,675	17,925	22,255,600

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

CASH FLOW FROM OPERATING ACTIVITIES
Loss for the periods		(1,793,730)	(1,384,278)	(1,794,216)	(1,384,062)
Adjustments to reconciliate loss for the periods with net cash generated by (used in) operating activities:
Depreciation and amortization	16, 17 and 18	206	1,497	799,211	824,542
Interest and exchange variation on short-term investments	29	(9,404)	(525)	(219,113)	(383,183)
Loss from swap and forward derivative contracts	5	8,563	-	70,782	764,408
Increase (reversion) of provision for tax, civil and labor risks	22	-	-	34,436	31,883
Monetary adjustment of judicial deposits	12	-	-	(13,486)	(13,303)
Monetary adjustment of provision for tax, civil and labor risks	22	35	38	27,527	37,164
Income tax and social contribution		115,872	25,879	1,213,837	265,560
Income from sale and write-off of property, plant and equipment and intangible	13, 16 and 17	-	-	41,550	37,815
Share of profits (losses) from subsidiaries	15	1,571,994	1,583,875	-	-
Interest and exchange rate variation on leases	18	50	53	67,387	53,744
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	19	-	-	223,788	98,399
Adjustment and exchange rate variation on other assets and liabilities		-	767	-	1,456
Provision (reversal) for losses on property, plant and equipment, intangible assets and leases	30	-	-	44,893	11,142
Increase (reversion) of provision for stock option plans		(4,253)	(12,859)	16,346	23,153
Provision for losses with trade accounts receivables, net of reversals	8	-	-	373,168	319,164
Provision for inventory losses, net of reversals	9	-	-	139,973	240,519
Provision for carbon credits		-	-	(1,447)	(5,704)
Effect of hyperinflationary economy		-	-	387,502	178,241
		(110,667)	214,447	1,412,138	1,100,938

DECREASE (INCREASE) IN ASSETS
Trade accounts receivable and related parties		(204,447)	187	(1,358,207)	(585,896)
Inventories		-	-	(934,983)	(493,438)
Recoverable taxes		52,367	-	117,705	(16,320)
Other assets		8,624	39,740	(146,848)	61,252
Subtotal		(143,456)	39,927	(2,322,333)	(1,034,402)

INCREASE (DECREASE) IN LIABILITIES
Domestic and foreign trade accounts payable and related parties		(180,635)	31,678	345,257	(413,424)
Payroll, profit sharing and social charges, net		(16,340)	(34,843)	(103,818)	(207,246)
Tax liabilities		(59,326)	1,178	(19,943)	(87,960)
Other liabilities		(56,866)	(7,950)	(295,747)	(204,577)
Subtotal		(313,167)	(9,937)	(74,251)	(913,207)

CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		(567,290)	244,437	(984,446)	(846,671)

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution		(21,299)	(240)	(370,918)	(224,314)
Release of judicial deposits net of withdrawals	12 and 22	(3)	-	11,441	23,869
Payments related to tax, civil and labor lawsuits	22	-	-	(90,954)	(30,701)
Payments due to settlement of derivative transactions		-	-	(120,228)	(481,769)
Payment of interest on lease	18	(50)	(53)	(66,699)	(51,812)
Payment of interest on borrowings, financing and debentures	19	-	-	(307,463)	(471,237)
Operating Activities - discontinued operations		-	(270,238)	(528,820)	110,760
CASHGENERATED BY (USED IN) OPERATING ACTIVITIES		(588,642)	(26,094)	(2,458,087)	(1,971,875)

CASH FLOW FROM INVESTING ACTIVITIES
Additions of property, plant and equipment and intangible		-	(45)	(333,470)	(440,357)
Proceeds from sale of property, plant and equipment and intangible		-	-	106,874	13,977
Short-term acquisition		(1,392,421)	(23,700)	(14,966,465)	(4,760,114)
Redemption of short-term investments		2,968,776	42,063	17,158,799	5,389,216
Redemption of interest on short-term investments		12,948	2,482	176,383	76,245
Capital increase in subsidiaries	15	(1,347,077)	(150,000)	-	-
Receipt of dividends from subsidiaries	15	1,333,023	150,000	-	-
Investing activities - discontinued operations		-	-	-	(183,114)
CASH (GENERATED BY) USED IN INVESTING ACTIVITIES		1,575,249	20,800	2,142,121	95,853

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	18	(203)	(117)	(188,298)	(160,762)
Repayment of borrowings, financing and debentures – principal	19	-	-	(949,914)	(118,812)
New borrowings, financing, and debentures	19	-	-	131,492	654,920
Payment of dividends and interest on equity		(982,832)	(16)	(982,832)	(16)
Receipt (payment) of funds due to settlement of derivative transactions		-	-	(5,200)	(39,391)
Capital Increase		-	91	-	91
Financing activities - discontinued operations		-	-	-	(337,873)
NET CASH USED IN FINANCING ACTIVITIES		(983,035)	(42)	(1,994,752)	(1,843)

Effect of exchange rate variation on cash and cash equivalents		-	-	156,112	(42,790)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		3,572	(5,336)	(2,154,606)	(1,920,655)

Opening balance of cash and cash equivalents		1,079	5,566	3,750,944	4,195,713
Closing balance of cash and cash equivalents		4,651	230	1,596,338	2,275,058

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		3,572	(5,336)	(2,154,606)	(1,920,655)

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF VALUE ADDED
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

INCOME		(469)	1,483	16,812,587	16,516,269
Sale of goods, products and services		-	-	17,425,301	17,215,848
Provision for doubtful accounts, net of reversals	8	-	-	(373,168)	(316,341)
Other operating expenses, net		(469)	1,483	(239,546)	(383,238)

GOODS ACQUIRED FROM THIRD PARTIES		(54,266)	(20,247)	(11,195,858)	(10,451,433)
Cost of products sold and services rendered		-	-	(6,269,440)	(5,784,658)
Materials, electricity, outsourced services and other		(54,266)	(20,247)	(4,881,525)	(4,666,775)
Goodwill Impairment and provisionfor losses on fixed assets. intangible assets and leases		-	-	(44,893)	-

GROSS VALUE ADDED		(54,735)	(18,764)	5,616,729	6,064,836
		-	-	-	-
RETENTIONS		(206)	(1,497)	(795,003)	(861,872)
Depreciation and amortization	16, 17 and 18	(206)	(1,497)	(795,003)	(861,872)

VALUE ADDED PRODUCED BY THE COMPANY		(54,941)	(20,261)	4,821,726	5,202,964

TRANSFERRED VALUE ADDED		(1,539,541)	(1,307,943)	353,165	731,483
Equity in subsidiaries	15	(1,571,994)	(1,313,637)	-	-
Financial income - including inflation adjustments and exchange rate variations	29	32,453	5,694	353,165	731,483

VALUE ADDED TO DISTRIBUTE - CONTINUED OPERATIONS		(1,594,482)	(1,328,204)	5,174,891	5,934,447
TOTAL VALUE ADDED TO DISTRIBUTE - DISCONTINUED OPERATIONS		(10,305)	(9,412)	(502,900)	(478,576)
'TOTAL VALUE ADDED TO DISTRIBUTE		(1,604,787)	(1,337,616)	4,671,991	5,455,871

TOTAL DISTRIBUTION OF VALUE ADDED		(1,604,787)	(1,337,616)	4,671,991	5,455,871
Payroll and social charges	28	32,421	16,597	2,301,449	2,490,420
Payroll and social charges		31,417	10,013	1,777,657	1,896,674
Benefits		512	5,962	337,435	329,312
FGTS		492	622	186,357	264,434
Taxes, fees and contributions		120,452	27,075	3,315,053	2,773,864
Federal		120,452	27,075	643,951	(64,444)
State		-	-	2,671,101	2,838,308
Third-party capital remuneration		36,070	2,990	849,705	1,575,649
Interest		36,070	2,990	849,705	1,575,649
Equity remuneration		(1,793,730)	(1,384,278)	(1,794,216)	(1,384,062)
Share of non-controlling interests in retained profits		-	-	(486)	-
Losses for the period		(1,793,730)	(1,384,278)	(1,793,730)	(1,384,062)

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

1.	GENERAL INFORMATION

Natura &Co Holding S.A. (“Natura &Co”) was incorporated on January 21, 2019, with the purpose of holding interests in other companies, as a partner or shareholder, whose main business is in the cosmetics, fragrance and personal hygiene segments, through the manufacturing, distribution, and sale of their products. Natura &Co is headquartered in Brazil, in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, no. 1188, Vila Jaguará, CEP 05106-000. Natura &Co and its subsidiaries are hereinafter referred to as the “Company”. In addition, Natura &Co traded American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE) under the ticker “NTCO”; however, on January 18, 2024, the Company’s management approved the delisting from the NYSE, which is in line with its long-term strategy of simplifying the Company’s operations.

The brands under the Company’s management include “Natura” and “Avon”. In addition to using the retail, e-commerce, business-to-business (B2B) and franchise markets as product sales channels, the Company’s subsidiaries stand out for their direct sales channel, carried out mainly by consultants.

1.1	Sale of the former subsidiaries Aesop and The Body Shop

As disclosed in the financial statements for the year ended December 31, 2023, in that year the Company concluded the sale of the former subsidiaries Natura Brazil Pty Ltd. (“Aesop”) and Natura International B.V. (“The Body Shop”). The respective accounting effects associated with the sale were presented in the financial statements for that year and did not impact the comparative period of June 30, 2023 presented in this interim accounting information.

The respective results of discontinued operations for the six-month periods ended June 30, 2024 and 2023 are presented in explanatory note no. 36.

Additionally, the Company restated the balances of the income statement, statement of cash flows and corresponding explanatory notes for the period ended June 30, 2023, so that the disclosures relate to the operations that were discontinued on that balance sheet date for the last period presented.

2.	MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE INTERIM ACCOUNTING INFORMATION

The Company’s interim accounting information, included in the Quarterly Information Form – ITR for the six-month period ended June 30, 2024, includes the individual and consolidated interim accounting information prepared pursuant to Technical Pronouncement CPC 21 (R1) – Interim Statements, approved by the Brazilian Accounting Committee (CPC) and equivalent to International Accounting Standard (IAS) 34 – Interim Financial Reporting.

The individual and consolidated interim accounting information discloses all the relevant information specific to the interim accounting information, and only that, which is consistent with that information used by Management in its management.

The individual and consolidated interim accounting information was approved by the Company’s Board of Directors and authorized for issuance at a meeting held on August 7th, 2024.

12

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

The accounting information, individual and consolidated, was prepared based on historical cost, except for items measured at fair value as a contra entry to profit or loss, which include (i) derivative financial instruments; (ii) contingent consideration arising from the sale of the former subsidiary The Body Shop; (iii) other financial investments; and (iv) financial liabilities designated as fair value hedge objects.

The individual and consolidated interim accounting information is expressed in thousands of Reais (“R$”), rounded to the nearest thousand; disclosures of amounts in other currencies, when necessary, are also made in thousands. Items published in other currencies are duly identified, where applicable.

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

The material accounting policies applied in the preparation of this individual and consolidated interim accounting information are consistent with those applied and disclosed in explanatory note no. 3 of the Company’s audited individual and consolidated financial statements for the year ended December 31, 2023, issued on March 11, 2024, as well as those applied for the six-month comparative period ending June 30, 2023, except for standards and changes effective from January 1, 2024

Among these changes effective from January 1, 2024, we highlight the changes to CPC 26 (R1) – Non-current liabilities with restrictive clauses (“covenants”), equivalent to IAS 1, CPC 06 (R2) – Lease liabilities and leaseback (“leaseback”), equivalent to International Financial Reporting Standard (IFRS) 16, and CPC 40 (R1) and CPC 03 (R2) – Supplier financing agreements (“reverse factoring operations”), equivalent to IFRS 7 and IAS 7, respectively, which were considered in the preparation of this interim, individual and consolidated accounting information, with, however, no effects on the nature and detail of the information.

This individual and consolidated interim accounting information must be read together with the individual and consolidated financial statements for the year ended December 31, 2023.

4.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The areas that require a higher level of judgment and are more complex, as well as the areas in which assumptions and estimates are material to the interim accounting information, were presented in the Company’s individual and consolidated financial statements for the year ended December 31, 2023, in explanatory note no. 4.

The estimates and assumptions used in the preparation of the interim, individual and consolidated accounting information for the six-month period ended June 30, 2024 have not changed significantly compared with the estimates and assumptions as of December 31, 2023.

13

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

5.	FINANCIAL RISK MANAGEMENT

The information regarding the general considerations and polices was presented in explanatory note no. 5.1 of the Company’s individual and consolidated financial statements for the year ended December 31, 2023, and there are no changes for the six-month period ended June 30, 2024.

The Company continues to monitor developments in the conflict between Russia and Ukraine, and the climate event arising from significant floods in the Brazilian state of Rio Grande do Sul to assess any possible future impacts that may arise as a result of the ongoing events, including the reduction in recoverable value of financial and non-financial assets, which the Company’s Management assesses based on the best available information. At the date of this interim accounting information, individual and consolidated, the effects of the conflict on the Company’s equity and financial position and performance of operations were not material.

5.1	Market risks and hedge accounting

The Company classifies derivative financial instruments as financial derivatives and operational derivatives. Financial derivatives include swaps or forwards used to hedge exchange rate or interest rate risks related to loans, financing, debt securities and loans between related parties. Operational derivatives include forward contracts used to hedge the exchange rate risk of the Company’s operational activities (such as import and export transactions).

As of June 30, 2024 and December 31, 2023, derivative contracts are maintained directly with financial institutions and not through stock exchanges, and are not subject to margin deposits to guarantee these operations.

Consolidated	Fair value		Fair value adjustment gain (loss)
Description	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Swap contracts: (a)
Asset portion:
IPCA long position	846,277	876,664	(34,587)	19,457

Liability portion:
Post-fixed CDI rate:
Short position on CDI	(820,952)	(824,344)	-	-

Non-deliverable forward contracts – Forward:
Natura &Co Holding Position	(8,563)	-	(8,563)	-
Natura Cosméticos Position	(7,715)	(5,878)	(7,715)	(2,090)
Natura Indústria Position	2,908	(28,856)	2,908	(28,856)
Natura Dist. MXN (Latam) Position	(332)	320	170	151
Avon Brasil Position	5,630	(3,702)	5,630	(3,702)
Avon International Position	(2,297)	(43,248)	(24,462)	(28,633)
Avon México Position	(138)	-	(138)	-
Natura Luxembourg Position	51,077	(22,182)	(2,073)	180

Total derivative financial instruments, net:	65,895	(51,226)	(68,830)	(43,493)

14

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

Below are the changes in net derivatives balances for the six-month period ended June 30, 2024, and for the year ended December 31, 2023:

Consolidated
Balance as of December 31, 2022	(796,877)
Losses arising from swap and forward derivatives operations contracts for the year	(764,408)
Payment of funds by settlement with derivatives – operational activity	481,769
Payment of resources by settlement with derivatives – financing activity	39,391
Losses in cash flow hedge operations (other comprehensive income)	(148,562)
Balance as of June 30, 2023	(1,188,687)

Balance as of December 31, 2023	(51,226)
Losses arising from swap and forward derivatives operations contracts for the year (not realized) – financial result	(70,782)
Payment of funds by settlement with derivatives – operational activity	120,228
Payment of resources by settlement with derivatives – financing activity	5,200
Losses in cash flow hedge operations (other comprehensive income)	57,029
Other movements	5,446
Balance as of June 30, 2024	65,895

The Company carries out the formal designation for hedge accounting of certain financial and operational derivatives described above in accordance with the Company’s risk management policy. The fair value of derivatives designated for cash flow and fair value hedge accounting, as well as gains and losses for the six-month period ended June 30, 2024, are presented below (consolidated interim accounting information):

				Other comprehensive income
	Subject to hedging	Notional currency	Fair value	Accumulated gains (losses)	Gains (losses) for the six-month period
Currency swap – US$/R$
Natura Cosméticos	Currency and interest rate	BRL	(3,465)	(1,560)	530
Forward agreements (Avon industrial)	Currency	BRL	5,630	5,630	9,332
Forward agreements (Natura Dist. Mexico)	Currency	BRL	(333)	169	8
Forward agreements (Natura Industria)	Currency	BRL	30,472	30,472	51,969
Forward agreements (Avon International)	Currency	BRL	(2,586)	(24,310)	(4,810)
Total			29,718	10,401	57,029

15

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

The movement in hedge reserves recorded in other comprehensive income is shown below:

Consolidated
Cash flow hedge balance on December 31, 2022	(498,578)
Change in fair value recognized in other comprehensive income	(148,562)
Tax effects on the fair value of the hedging instrument	49,439
Cash flow hedge balance on June 30, 2023	(597,701)

Balance as of December 31, 2023	(3,880)
Change in fair value recognized in other comprehensive income	57,029
Tax effects on the fair value of the hedging instrument	(17,850)
Cash flow hedge balance on June 30, 2024	35,299
5.2	Fair value estimate

The Company’s financial assets and liabilities substantially comprise assets and liabilities classified at level 2 of the fair value measurement hierarchy, whose assessment is based on techniques that, in addition to the quoted prices included at level 1, use other information adopted by the direct market (such as prices) or indirectly (such as driven by prices). When measuring, the carrying value represents a reasonable approximation of the fair value, as described below:

(i)	The balances of cash and cash equivalents, trade accounts receivable, accounts payable to suppliers and other current liabilities are equivalent to their carrying amounts, mainly due to the short-term maturities of these instruments;
(ii)	the balances of the short-term investments: a) measured at amortized cost approximate their fair values as a result of the transactions to be conducted at floating interest rates; and b) measured at fair value through profit or loss are based on the rates agreed with the financial institutions considering the agreed rates among the parties, including market information that allows for such calculation;
(iii)	except for the real estate receivables certificates, which are measured at fair value due to the designation as fair value hedge accounting, the carrying amounts of borrowing, financing and debentures are measured at their amortized cost and disclosed at fair value, which does not differ materially from the carrying amounts as the agreed interest rates are consistent with current market rates; and
(iv)	the fair value of exchange rate derivatives (swap and forwards) is determined based on the future exchange rates at the dates of the balance sheets, with the resulting amount being discounted at present value.

The fair value of the investment in the Fundo Dynamo Beauty Ventures Ltda. (“DBV Fund”), classified at level 3 of the fair value hierarchy, is calculated based on information on the net value of the investment in the Fund (NAV) calculated by the Fund’s manager based on valuation assumptions consistent with the accounting practices adopted in Brazil and IFRS, adjusted to reflect the fair value assumptions applicable to the nature of the Company’s investment. The Company’s valuation considers inputs not observable in the model, to reflect the contractual restrictions on this investment for early redemption of the security in the market. The significant unobservable inputs used in the fair value estimate reflect a discount due to the lack of liquidity of the security, which represent the values that the Company determined that market agents would consider for these discounts when defining the investment price.

16

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

As part of the sales contract with the acquirer of the former subsidiary The Body Shop, a contingent consideration was agreed, stipulating additional cash payments to the Company of up to £30,000 in 2025 and £60,000 in 2026, if certain performance measures are achieved by the operation of The Body Shop in fiscal years 2024 and 2025.

During 2024, considering the request for judicial recovery in the United Kingdom of the former subsidiary The Body Shop (covering operations in that country in the request), and the appointment of a judicial administrator, the Company’s management assessed that such an event would not affect the financial statements for the year ended December 31, 2023.

However, in April 2024, when the judicial administrator proposals were filed, additional information was made available that prospectively affects the assessment of the fair value of the receivable.

Based on these facts and circumstances, the Company’s Management assessed that the information that supported the measurement of the fair value of these receivables on December 31, 2023 may no longer be considered reliable for the purposes of determining the current fair value of the receivable, generating an adjustment to the fair value of the receivable in the first quarter of 2024, with the respective impact affecting the income statement, in the discontinued operations line, in the amount of approximately R$330,000 (net of income tax), without any retroactive impact to the financial statements for the year ended December 31, 2023.

Related to the deferred fixed consideration owed by the acquirer, (Aurelius Group), the Company did not identify any indications that the credit risk of counterparty had increased significantly to be necessary to recognize provisions of credit loss on June 30, 2024.

The Company’s Management continues to monitor the evolution of the operations of the former subsidiary The Body Shop to assess whether they affect the fair value of the receivable and give rise to accounting adjustments in the financial statements of future periods.

There was no transfer between measurement levels in the fair value hierarchy in the six-month periods ended June 30, 2024 and 2023 for these assets and liabilities.

Additionally, during the six-month period, there were no material effects on the fair value of financial assets and liabilities as a result of an increase in price volatility in markets affected by the conflict between Russia and Ukraine, counterparty risk in financial assets or inactivity of markets considered in the assessment.

17

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

6.	CASH AND CASH EQUIVALENTS
	Parent		Consolidated
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Cash and bank deposits	4,651	1,079	1,382,867	2,113,566
Certificate of bank deposits	-	-	36,750	203,561
Repurchase operations (a)	-	-	176,721	1,433,817
	4,651	1,079	1,596,338	3,750,944

a)    Repurchase operations are securities issued by banks with the commitment of repurchasing the securities by the issuing banks themselves, and resale by the client, with defined rates, pre-determined terms, backed by private or public securities depending on the banks’ availability and are registered at the Securities Custody and Financial Settlement Center (CETIP). These applications are highly liquid with a redemption period of up to 90 days. Repurchase agreements are short-term and highly liquid investments. As of June 30, 2024, repurchase operations are remunerated at an average rate of 103.9% of the CDI (100.0% as of December 31, 2023).

7.	SHORT-TERM INVESTMENTS
	Parent		Consolidated
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Exclusive Investment fund (a)	-	1,579,899	-	-
Mutual investment funds (b)	-	-	281,246	2,329,118
Treasury bills (c)	-	-	323,378	392,253
Government securities (LFT) (d)	-	-	381,745	1,272,445
Dynamo and Amazônia Viva Funds	-	-	45,675	36,698
Foreign currency investment funds (e)	-	-	898,915	-
Restricted cash	-	-	33,117	30,240
	-	1,579,899	1,964,076	4,060,754

Current	-	1,579,899	1,918,401	4,024,056
Non-current	-	-	45,675	36,698

a)	The Company concentrates part of its investments in an exclusive investment fund, which holds shares in the Essential Investment Fund.

The values of the shares held by the Company are presented under the heading “Exclusive Investment Fund” in the parent company.

The financial statements of the Exclusive Investment Fund, in which the group has exclusive participation (100% of the shares), were consolidated, except for Instituto Natura’s share, and the values of its portfolio were segregated by type of investment and classified as equivalent to cash and securities, based on the accounting practices adopted by the Company. For consolidated presentation purposes, the balance of exclusive investment funds, as well as the positions of other subsidiaries, are presented according to the financial component.

On June 30, 2024, the “Crer Para Ver” line represented R$84,423 (R$94,322 on December 31, 2023) in the Exclusive Investment Fund.

b)	Mutual investment funds refer to the financial investments of some of the Company’s subsidiaries, which are concentrated in the Company’s entities in Argentina, Chile, Colombia, and Mexico.
c)	On June 30, 2024, investments in Financial Letters are remunerated at an average rate of 116.4% of the CDI (108.15% as of December 31, 2023).
d)	On June 30, 2024, investments in Government securities (LFT) are remunerated at an average rate of 101.2% of the CDI (100.75% of the CDI on December 31, 2023).
e)	Investments funds in American government securities and/or repurchase operations backed by American government securities.

18

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

The composition of the securities that make up the portfolio of the Essential Investment Fund, in which the Company holds 100% interest, as of June 30, 2024 and December 31, 2023, is as follows:

	Consolidated
	June 30, 2024	December 31, 2023
Certificate of bank deposits	739	644
Repurchase operations (cash and cash equivalents)	176,721	1,433,487
Treasury bills	323,378	392,253
Government securities (LFT)	130,790	1,272,445
	631,628	3,098,829

These amounts are consolidated with the Company’s other investments of the same nature in the Consolidated.

8.	TRADE ACCOUNTS RECEIVABLE
	Consolidated
	June 30, 2024	December 31, 2023
Trade accounts receivable	5,053,415	3,893,880
(-) Expected credit losses	(528,548)	(369,485)
	4,524,867	3,524,395

The maximum exposure to credit risk on the date of the interim financial statements is the carrying amount of each maturity date range, net of the expected credit losses. The following table shows trade accounts receivable by exposure to the allowance for expected credit losses as of June 30, 2024 and December 31, 2023:

	Consolidated
	June 30, 2024		December 31, 2023
	Trade accounts receivable	Expected credit losses (a)	Trade accounts receivable	Expected credit losses
Current	4,200,512	(137,598)	3,150,046	(111,784)
Past due:
Up to 30 days	277,758	(47,359)	348,851	(48,397)
From 31 to 60 days	125,681	(63,351)	89,271	(32,502)
From 61 to 90 days	92,686	(51,757)	66,496	(31,128)
From 91 to 180 days	301,030	(175,791)	197,438	(104,463)
Over 180 days	55,748	(52,692)	41,778	(41,211)
	5,053,415	(528,548)	3,893,880	(369,485)

a) Based on the fact that the former subsidiary The Body Shop filed for administration in the United Kingdom in 2024 (mentioned in explanatory note no. 5.2), the Company determined that there was a significant increase in credit risk, which requires the recognition of recoverability losses of receivables in its subsidiary Avon International worth approximately R$92 million.

19

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

The changes for expected credit losses for the six-month periods ended June 30, 2024 and 2023 are as follows:

Consolidated
Balance as of December 31, 2022	(431,151)
Transfer to non-current assets held for sale	1,661
Additions, net of reversals	(317,838)
Write-offs (a)	354,448
Translation adjustment	9,255
Balance as of June 30, 2023	(383,625)

Balance as of December 31, 2023	(369,485)
Additions, net of reversals	(373,168)
Write-offs (a)	244,485
Translation adjustment	(30,380)
Balance as of June 30, 2024	(528,548)

a) Refers to securities overdue for more than 180 days that are written off when the Company has no expectation of recovery of accounts receivable from customers and sales of the customer portfolio.

9.	INVENTORIES
	Consolidated
	June 30, 2024	December 31, 2023
Finished products	3,150,665	2,390,999
Raw materials and packaging	1,008,865	882,514
Auxiliary materials	243,997	224,370
Products in progress	51,562	41,604
(-) Losses in carrying inventories	(472,606)	(452,092)
	3,982,483	3,087,395

The movement for losses on inventory realization for the six-month periods ended June 30, 2024 and 2023 is as follows:

Consolidated
Balance as of December 31, 2022	(491,959)
Transfer to non-current assets held for sale	4,400
Additions, net of reversals (a)	(251,475)
Write-offs (b)	159,102
Translation adjustment	24,043
Balance as of June 30, 2023	(555,889)

Balance as of December 31, 2023	(452,092)
Additions, net of reversals (a)	(139,973)
Write-offs (b)	158,043
Translation adjustment	(38,584)
Balance as of June 30, 2024	(472,606)
a)	This refers to the recognition of the losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the policy of the Company.

b)   This consists of write-offs of products for which losses had already been registered, where the Company has no expectation of sales/recoverability.

20

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

10.	RECOVERABLE TAXES
	Consolidated
	June 30, 2024	December 31, 2023
ICMS on acquisition of inputs (a)	457,916	561,224
Taxes on purchasing inputs abroad	301,750	214,699
ICMS on acquisition of fixed assets	15,185	15,912
PIS/COFINS on acquisition of inputs (b)	589,697	620,631
Tax on Industrialized Products – IPI (c)	128,240	127,127
Other	104,038	181,344
	1,596,826	1,720,937

Current	654,183	608,530
Non-current	942,643	1,112,407
a)	Tax credits referring to the tax on the circulation of goods, interstate and intercity transport and communication services (ICMS) were generated mainly by purchases, whose tax rate is higher than the average sales. The Company expects to realize these credits in the normal course of operations through offsetting with sales operations in the domestic market.
b)	Accumulated PIS and COFINS tax credits basically arise from credits on purchases of raw materials used in production and acquisition of fixed assets, as well as credits arising from the exclusion of ICMS from the PIS/COFINS calculation base. The realization of these credits normally occurs through offsetting with sales operations in the domestic market.
c)	The balance will be used to offset IPI (Tax on Industrialized Products) payable in future operations of the Company.
11.	INCOME TAX AND SOCIAL CONTRIBUTION

The effective rate calculated by the Company in the six-month period ended on June 30, 2024 was negative 1,566.67%. This percentage is based on the pre-tax loss of R$77,479 and income tax expense of R$1,213,837. The main components that cause the effective rate to deviate from the nominal income tax rate of 34% are the mix of results before taxes by country, tax losses that could not be benefited by the respective deferred tax, differences in nominal tax rates of income tax for subsidiaries abroad and various permanent tax effects in local jurisdictions that increase the respective tax obligations, including withholding taxes arising from transactions between group companies that could not be benefited. On the other hand, important permanent tax benefits, such as investment subsidies and other incentives, contribute positively to providing reductions in tax obligations and the composition of the rate.

The effective rate calculated by the Company in the six-month period ended June 30, 2023 was negative 41.5%. This percentage is based on the pre-tax loss of R$639,926 and income tax expense of R$265,560. The main components that cause the effective rate to deviate from the nominal income tax rate of 34% are the mix of results before taxes by country, the tax losses that could not be benefited by the respective deferred income tax and the differences in nominal income tax rates for subsidiaries abroad, in addition to important permanent tax benefits, such as investment subsidies and other incentives.

21

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

The movement of deferred income tax and social contribution assets and liabilities for the six-month periods ended June 30, 2024 and 2023 is as follows:

	Consolidated
	Assets	Liabilities
Balance as of December 31, 2022	3,519,515	(934,414)
Effect on income statement	105,132	7,549
Transfer between deferred income tax and social contribution liabilities and assets	24,517	(24,517)
Creation of tax credits on a universal basis	20,212	-
Transfer to assets held for sale	(155,308)	24,933
Reserve for grant of options and restricted shares	(60,915)	3,419
Effect other comprehensive income	49,439	-
Translation adjustment	(103,623)	24,623
Balance as of June 30, 2023	3,398,969	(898,407)

Balance as of December 31, 2023	2,200,695	(328,090)
Effect on income statement	(740,360)	(97,820)
Transfer between deferred income tax and social contribution liabilities and assets	(28,780)	28,780
Write-off associated with discontinued operation	146,284	-
Reserve for granting options and restricted shares	17,771	(1,609)
Effect other comprehensive income	(17,850)	-
Translation adjustment	103,927	(6,141)
Balance as of June 30, 2024	1,681,687	(404,880)

In line with the subsequent event described in note 37, the Company reassessed the recoverability of the deferred income tax asset recorded in the subsidiary Natura &Co Luxembourg and concluded that it was no longer probable at the balance sheet date that the amount of R$748 million would be recoverable in the normal course of activities of the referred subsidiary. As a result, the Company reversed this amount.

The Company considered the effective tax rate projections, including the effects of continued and discontinued operations, when determining the tax effects applicable to the six-month period ended June 30, 2024.

Management monitors the performance of all its entities and evaluates whether deferred income tax assets can be realized from four sources of use: potential tax loss offset, reversal of taxable temporary differences, tax planning opportunities (which can include corporate movements), and projection of future taxable profits. The Company does not have a record of deferred income tax assets that cannot be supported by one or more of these sources of realization.

22

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

12.	JUDICIAL DEPOSITS

Judicial deposits represent restricted assets of the Company and are related to the amounts deposited and held in court until the resolution of the disputes to which they are related. The judicial deposits maintained by the Company on June 30, 2024 and December 31, 2023 are as follows:

	Consolidated
	June 30, 2024	December 31, 2023
Unaccrued tax proceedings (a)	239,530	228,331
Accrued tax proceedings (b)	155,872	154,077
Unaccrued civil proceedings	3,374	5,462
Accrued civil proceedings	82	1,453
Unaccrued labor proceedings	10,959	10,018
Accrued labor proceedings	258	8,689
Total judicial deposits	410,075	408,030
a)	The tax proceedings related to these judicial deposits refer, substantially, to ICMS-ST.
b)	The tax proceedings related to these judicial deposits refer, substantially, to the sum of the amounts highlighted in explanatory note no. 22 and the amounts provisioned according to explanatory note no. 21.

Changes in judicial deposits balances for the six-month periods ended June 30, 2024 and 2023 are as follows:

Consolidated
Balance as of December 31, 2022	457,550
New deposits	8,590
Redemptions in favor of the Company	(32,459)
Monetary correction	13,303
Application in cases settled	(48,570)
Translation adjustment	(513)
Balance as of June 30, 2023	397,901

Balance as of December 31, 2023	408,030
New deposits	35,084
Redemptions in favor of the Company	(17,724)
Monetary correction	13,486
Application in cases settled	(28,801)
Balance as of June 30, 2024	410,075

In addition to judicial deposits, the Company has guarantee insurance policies and letters of guarantee for some legal proceedings.

23

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

13.	NON-CURRENT ASSETS HELD FOR SALE

Below is the balance movement of non-current assets held for sale for the six-month periods ending June 30, 2024 and 2023:

Consolidated
Balance as of December 31, 2022	51
Transfers of assets held for sale (a)	2,508,819
Transfers of fixed assets, other assets and liabilities (b)	271,892
Impairment (b)	(42,218)
Translation adjustment	(11,972)
Balance as of June 30, 2023	2,726,572

Balance as of December 31, 2023	-
Transfers of fixed assets, other assets and liabilities (c)	139,225
Impairment (d)	(44,893)
Assets sold (e)	(95,084)
Translation adjustment	752
Balance as of June 30, 2024	-
(a)	The transfers include the value of the assets of the former subsidiary Aesop, whose sale was assessed as highly probable in the quarter ended March 31, 2023. The interest in that entity was sold during the quarter ended September 30, 2023.
(b)	On June 30, 2023, these transfers include properties of the subsidiary Avon located in the United States and Chile. The recorded impairment refers to the difference between the market value and book value of these properties.
(c)	On June 30, 2024, transfers of fixed assets include properties of the subsidiary Avon located in the United Kingdom.
(d)	On June 30, 2024, reflects the recognition of loss due to impairment of properties of the subsidiary Avon located in the United Kingdom, transferred to non-current assets held for sale and being tested for impairment purposes upon transfer and consequent measurement at the lower of fair value less sales costs and the previous book value.
(e)	On June 30, 2024, the write-offs include the sale of properties of the subsidiary Avon located in the United Kingdom.

Further details about the sale of the former subsidiary Aesop, as well as the results of discontinued operations for the six-month period ending June 30, 2024 and 2023 are presented in explanatory note no. 36.

24

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

14.	OTHER CURRENT AND NON-CURRENT ASSETS
	Parent		Consolidated
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Marketing and advertising advances (a)	-	-	130,358	43,150
Supplier advances	2,070	308	271,447	203,193
Employee advances	64	64	15,851	19,297
Rent advances and guarantee deposit	-	-	8,903	20,284
Advance insurance expenses	4,671	14,013	138,789	110,355
Overfunded pension plan (b)	-	-	836,338	723,130
Customs broker advances – Import taxes	-	-	42,893	43,316
Sublease receivables (c)	-	-	158,516	180,440
Carbon credits	-	-	15,417	13,970
Receivables from service providers (d)	-	-	119,564	109,639
Other	116	1,160	186,890	165,332
	6,921	15,545	1,924,966	1,632,106

Current	6,921	15,545	817,798	604,427
Non-current	-	-	1,107,168	1,027,679
a)	Refers to advances for advertising and marketing actions, including television quotas contracted for 2024.
b)	Pension plan arising from the acquisition of the subsidiary Avon. The variation in the balance over the six-month period ended June 30, 2024 basically refers to the impact of exchange rate variation due to the depreciation of the real.
c)	Refers to the receivable from the sublease of the office that the subsidiary Avon has in New York.
d)	Refers to receivables from transport companies and insurance companies, mainly arising from cargo damage that occurred.
15.	INVESTMENTS
	Parent
	June 30, 2024	December 31, 2023
Investments in subsidiaries, net of losses	22,160,899	22,056,486

25

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

Information and changes in the balances for the six-month period ended June 30, 2024 and 2023 are as follows:

	June 30, 2024
	Natura Cosméticos S.A.	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of interest	100,00%	100,00%	100,00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	9,094,218	(10,507,204)	7,939,248	6,526,262
Shareholders’ equity interest (unsecured liabilities)	9,094,218	(10,507,204)	7,939,248	6,526,262
Fair value adjustment of acquired assets and liabilities	110,645	3,324,088	229,466	3,664,199
Goodwill	4,967,474	4,118,791	2,884,173	11,970,438
Total	14,172,337	(3,064,325)	11,052,887	22,160,899

Balance as of December 31, 2023	14,230,563	(1,108,081)	8,934,004	22,056,486
Share of profit (loss) of equity investees	546,606	(1,293,514)	(435,553)	(1,182,461)
Share of profit (loss) of equity investees of assets arising from business combination	(64,653)	(308,168)	(16,712)	(389,533)
Translation adjustment	78,565	(1,062,210)	1,034,067	50,422
Translation adjustment from equity investees from business combination	49,092	948,558	190,004	1,187,654
Unrealized losses on translation adjustment – OCI	-	(11,210)	-	(11,210)
Effect of hyperinflationary economy adjustment	408,112	(20,610)	-	387,502
Contribution by the controlling company for purchase option plans granted to executive officers of the subsidiaries and other reserves net	44,057	(28,544)	-	15,513
Hedge accounting net of taxes	43,989	(4,810)	-	39,179
Dividends and INE	(1,333,023)	-	-	(1,333,023)
Actuarial losses of equity investees	(6,707)	-	-	(6,707)
Capital increase	-	-	1,347,077	1,347,077
Business combination from common control entity (b)	(108,851)	108,851	-	-
Goodwill from future profitability associated with transferred subsidiary (Avon Chile) (a)	284,587	(284,587)	-	-
Balance as of June 30, 2024	14,172,337	(3,064,325)	11,052,887	22,160,899
a)	During the six-month period ended June 30, 2024, the Company conducted restructuring transactions involving the transfer of Avon Chile between its subsidiaries. By carrying out this transfer, the Company consequently reallocated the goodwill balances arising from the acquisition of this operation (the underlying assets) which are responsible for the recovery of this associated goodwill from its continuing operations. This relocation did not change the Company’s equity position or total balance of investments or affect the net assets of the investees.
b)	Refers to the movement of the subsidiary Avon Chile from the corporate structure of Avon International to Natura Cosméticos.

26

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

	June 30, 2023
	Natura Cosméticos S.A.(a)	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	5,702,728	(6,777,098)	5,567,385	4,493,015
Shareholders’ equity interest (unsecured liabilities)	5,702,728	(6,777,098)	5,567,385	4,493,015
Fair value adjustment of acquired assets and liabilities	-	3,635,624	-	3,635,624
Tax benefit from income tax of subsidiaries	-	357,327	-	357,327
Goodwill	-	12,023,449	-	12,023,449
Total	5,702,728	9,239,302	5,567,385	20,509,415

Balance as of December 31, 2022	5,992,009	10,500,599	5,722,812	22,215,420
Share of profit (loss) of equity investees	15,707	(1,379,747)	50,403	(1,313,637)
Translation adjustment	(317,897)	124,223	(355,833)	(549,507)
Capital increase	-	-	150,000	150,000
Distribution of dividends	(150,000)	-	-	(150,000)
Effect of hyperinflationary economy adjustment	251,388	(30,570)	-	220,818
Contribution by the controlling company for purchase option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	7,909	28,103	-	36,012
Hedge accounting net of tax effects	(95,817)	(3,306)	-	(99,123)
Other impacts	(571)	-	3	(568)
Balance as of June 30, 2023	5,702,728	9,239,302	5,567,385	20,509,415

27

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

16.	PROPERTY, PLANT AND EQUIPMENT
	Consolidated
	Useful life range (in years)	December 31, 2023	Additions	Write-offs	Transfers	Transfer to assets held for sale	Translation adjustment	June 30, 2024
Cost:
Vehicles	2 to 5	47,737	451	(2,745)	94	-	35,598	81,135
Tooling	3	211,026	-	-	949	-	196	212,171
Tools and accessories	3 to 20	181,730	5,074	(1,091)	251	-	30,429	216,393
Facilities	3 to 60	339,435	126	(303)	(31)	-	6,863	346,090
Machinery and accessories	3 to 15	2,200,219	2,272	(57,479)	11,444	(102,732)	391,937	2,445,661
Leasehold improvements	2 to 20	138,433	7,124	(21,255)	7,628	-	21,160	153,090
Buildings	14 to 60	1,130,440	1,636	(18,214)	34,917	(179,625)	243,948	1,213,102
Furniture and fixtures	2 to 25	158,826	2,884	(2,033)	6,298	(3,708)	21,905	184,172
Land	-	389,874	-	-	-	(16,718)	30,547	403,703
IT equipment	3 to 15	394,355	1,815	(6,881)	8,186	(4,653)	59,439	452,261
Other assets	18 to 20	25,460	-	-	-	(27)	2,477	27,910
Projects in progress	-	498,295	110,367	(11,911)	(75,189)	(237)	48,665	569,990
Total cost		5,715,830	131,749	(121,912)	(5,453)	(307,700)	893,164	6,305,678

Depreciation value:
Vehicles		(22,887)	(6,298)	2,551	(63)	-	(14,750)	(41,447)
Tooling		(188,400)	(4,403)	-	-	-	(78)	(192,881)
Tools and accessories		(62,406)	(5,962)	499	-	-	(27,889)	(95,758)
Facilities		(207,339)	(8,085)	301	9	-	(5,091)	(220,205)
Machinery and accessories		(1,188,622)	(78,534)	44,544	40	75,835	(251,230)	(1,397,967)
Leasehold improvements		5,854	(17,255)	20,717	(59)	-	(16,673)	(7,416)
Buildings		(160,812)	(25,622)	7,488	-	84,338	(149,455)	(244,063)
Furniture and fixtures		(80,995)	(8,765)	1,699	(2)	3,715	(16,940)	(101,288)
IT equipment		(328,257)	(24,053)	6,636	12	4,558	(50,354)	(391,458)
Other assets		(24,392)	(374)	-	-	28	(717)	(25,455)
Total depreciation		(2,258,256)	(179,351)	84,435	(63)	168,474	(533,177)	(2,717,938)

Net total		3,457,574	(47,602)	(37,477)	(5,516)	(139,226)	359,987	3,587,740

28

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	December 31, 2022	Additions	Write-offs	Transfers	Transfer to assets held for sale	Translation adjustment	June 30, 2023
Cost:
Vehicles	2 to 5	74,362	1,911	(3,100)	7,743	76	(9,968)	71,024
Tooling	3	204,177	-	-	5,967	-	80	210,224
Tools and accessories	3 to 20	175,452	4,961	-	4,406	-	(95)	184,724
Facilities	3 to 60	307,448	2,035	(832)	6,673	(166)	(1,241)	313,917
Machinery and accessories	3 to 15	2,272,136	3,043	(15,897)	121,120	(25,065)	(41,893)	2,313,444
Leasehold improvements	2 to 20	1,128,086	11,775	(52,399)	8,141	(580,932)	(29,819)	484,852
Buildings	14 to 60	1,916,939	10,960	(7,620)	(4,275)	(507,665)	(49,219)	1,359,120
Furniture and fixtures	2 to 25	674,062	16,805	(60,906)	5,538	(93,440)	(32,064)	509,995
Land	-	645,657	471	-	-	(19,216)	(19,349)	607,563
IT equipment	3 to 15	627,770	2,346	(40,175)	13,200	(52,223)	(22,342)	528,576
Other assets	-	26,230	-	-	-	-	(996)	25,234
Projects in progress	-	580,627	164,855	(22,582)	(184,227)	(38,819)	(18,305)	481,549
Total cost		8,632,946	219,162	(203,511)	(15,714)	(1,317,450)	(225,211)	7,090,222

Depreciation value:
Vehicles		(38,070)	(2,097)	2,047	-	(24)	2,860	(35,284)
Tooling		(179,485)	(4,301)	-	-	-	(55)	(183,841)
Tools and accessories		(135,440)	(10,622)	-	-	-	(486)	(146,548)
Facilities		(201,307)	(6,409)	826	-	166	(3,476)	(210,200)
Machinery and accessories		(1,118,339)	(124,224)	14,544	-	17,185	51,590	(1,159,244)
Leasehold improvements		(626,431)	(38,132)	50,282	-	355,858	26,683	(231,740)
Buildings		(455,402)	(77,986)	7,595	20	255,063	22,702	(248,008)
Furniture and fixtures		(408,832)	(41,838)	60,497	-	62,651	24,032	(303,490)
IT equipment		(475,668)	(31,754)	37,394	(429)	31,284	18,362	(420,811)
Other assets		(27,822)	(292)	-	-	-	603	(27,511)
Total depreciation		(3,666,796)	(337,655)	173,185	(409)	722,183	142,815	(2,966,677)
Net total		4,966,150	(118,493)	(30,326)	(16,123)	(595,267)	(82,396)	4,123,545

29

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

17.	INTANGIBLE ASSETS
				Consolidated
	Useful life range (in years)	December 31, 2023	Additions	Write-offs	Transfers	Translation adjustment	June 30, 2024
Cost
Software	2.5 to 10	2,104,028	196,817	(25,458)	1,641	328,716	2,605,744
Trademarks and patents (defined useful life)	20 to 25	618,385	-	-	-	91,660	710,045
Trademarks and patents (indefinite useful life)		2,350,528	-	-	-	331,019	2,681,547
Goodwill Avon		11,253,458	-	-	-	716,979	11,970,437
Goodwill Singu		52,049	-	-	-	-	52,049
Relationship with retail clients	10	203	-	-	-	180	383
Relationship with franchisees and sub franchisees and sales representatives	14 to 15	1,928,421	-	-	-	156,148	2,084,569
Technology developed (by acquired subsidiary)	5	1,351,930	-	-	-	200,389	1,552,319
Other intangible assets and intangible under development	2	5,399	4,904	-	-	17	10,320
Total cost		19,664,401	201,721	(25,458)	1,641	1,825,108	21,667,413

Accumulated amortization:
Software		(1,014,595)	(184,103)	8,844	2,358	(285,818)	(1,473,314)
Trademarks and patents		(123,677)	(16,238)	-	-	(19,845)	(159,760)
Relationship with retail clients		(202)	-	-	-	(181)	(383)
Relationship with franchisees and sub franchisees and sales representatives		(869,119)	(111,316)	-	-	(78,178)	(1,058,613)
Technology developed		(1,081,545)	(141,998)	-	-	(173,564)	(1,397,107)
Other intangible assets		(5,397)	-	-	-	-	(5,397)
Total accrued amortization		(3,094,535)	(453,655)	8,844	2,358	(557,586)	(4,094,574)
Net total		16,569,866	(251,934)	(16,614)	3,999	1,267,522	17,572,839

30

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	December 31, 2023	Additions	Write-offs	Transfers	Transfer to assets held for sale	Translation adjustment	June 30, 2023
Cost:
Software	2.5 to 10	2,949,813	56,211	(43,500)	150,463	(96,956)	(113,445)	2,902,586
Trademarks and patents (defined useful life)	20 to 25	813,204	-	-	-	(139,869)	(51,132)	622,203
Trademarks and patents (indefinite useful life)		4,818,030	-	-	-	-	41,083	4,859,113
Goodwill Avon		12,307,865	-	-	-	-	(284,415)	12,023,450
Goodwill Emeis Brazil Pty Ltd.		124,315	-	-	-	(124,315)	-	-
Goodwill The Body Shop		1,645,527	-	-	-	-	46,040	1,691,567
Goodwill acquisition of The Body Shop stores		1,456	-	-	-	-	-	1,456
Goodwill Singu		-	52,049	-	-	-	-	52,049
Relationship with retail clients	10	2,583	-	-	-	(2,255)	(10)	318
Key money (indefinite useful life)		22,313	-	-	-	-	(842)	21,471
Key money (defined useful life)	3 to 18	7,828	383	(1,743)	(378)	-	811	6,901
Relationship with franchisees and sub franchisees and sales representatives	14 to 15	2,676,563	-	(13,844)	372	-	(120,519)	2,542,572
Technology developed (by acquired subsidiary)	-	1,457,039	-	-	-	-	(111,281)	1,345,758
Other intangible assets and intangible under development	-	133,403	104,774	(5,563)	(134,764)	(9,797)	(2,956)	85,097
Total cost		26,959,939	213,417	(64,650)	15,693	(373,192)	(596,666)	26,154,541

Accumulated amortization:
Software		(1,720,169)	(217,365)	41,944	430	75,818	101,047	(1,718,295)
Trademarks and patents		(169,620)	(16,199)	-	-	55,095	8,343	(122,381)
Relationship with retail clients		(10,103)	-	1,743	-	-	(1,220)	(9,580)
Key money		(2,968)	-	-	-	2,255	10	(703)
Relationship with franchisees and sub franchisees and sales representatives		(918,994)	(133,986)	14,892	-	-	37,361	(1,000,727)
Technology developed		(874,225)	(141,663)	-	-	-	73,856	(942,032)
Other intangible assets		(2,890)	(2,443)	2,175	-	9,797	(10,017)	(3,378)
Total accrued amortization		(3,698,969)	(511,656)	60,754	430	142,965	209,380	(3,797,096)
Net total		23,260,970	(298,239)	(3,896)	16,123	(230,227)	(387,286)	22,357,445

31

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

18.	RIGHT OF USE AND LEASE LIABILITIES
a) Right of use
	Consolidated
	Useful life range (in years) (a)	December 31, 2023	Additions	Write-offs	Transfer to assets held for sale	Translation adjustment	June 30, 2024
Cost:
Vehicles	3	159,169	14,601	(4,739)	-	16,004	185,035
Machinery and equipment	3 to 10	37,881	2,271	(12,960)	-	1,475	28,667
Buildings	3 to 10	1,500,669	90,872	(83,561)	-	112,219	1,620,199
IT equipment	10	23,145	1,014	(3,795)	-	1,579	21,943
Retail stores	3 to 10	146,994	25,715	(7,810)	-	261	165,160
Software	3 to 4	19,130	437	(12,129)	3,811	238	11,487
Total cost		1,886,988	134,910	(124,994)	3,811	131,776	2,032,491

Depreciation value:
Vehicles		(76,487)	(26,236)	4,187	-	(7,659)	(106,195)
Machinery and equipment		(13,444)	(4,238)	9,904	-	(1,877)	(9,655)
Buildings		(627,752)	(114,455)	59,994	-	(70,852)	(753,065)
IT equipment		(18,603)	(2,109)	2,531	-	2,049	(16,132)
Retail stores		(90,939)	(12,129)	3,625	-	78	(99,365)
Software		(8,954)	(2,830)	7,660	(2,294)	(381)	(6,799)
Total accrued depreciation		(836,179)	(161,997)	87,901	(2,294)	(78,642)	(991,211)
Net total		1,050,809	(27,087)	(37,093)	1,517	53,134	1,041,280

32

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

	Consolidated
	Useful life in Years (a)	December 31, 2022	Additions	Write-offs(b)	Transfer to assets held for sale	Translation adjustment	June 30, 2023
Cost:
Vehicles	3	164,661	36,421	(84,269)	-	(16,184)	100,629
Machinery and equipment	3 to 10	31,216	6,481	(674)	-	(7,464)	29,559
Buildings	3 to 10	1,570,088	136,117	(100,741)	-	(81,044)	1,524,420
IT equipment	10	29,052	2,148	(4,433)	-	(5,823)	20,944
Retail stores	3 to 10	3,361,432	168,180	(208,244)	(1,388,973)	(100,642)	1,831,753
Software	3 to 4	13,527	5,566	-	-	(43)	19,050
Tools and accessories	3	498	14	-	-	(5)	507
Total cost		5,170,474	354,927	(398,361)	(1,388,973)	(211,205)	3,526,862

Depreciation value:
Vehicles		(105,457)	(20,269)	82,536	-	15,521	(27,669)
Machinery and equipment		(13,787)	(4,808)	674	-	6,904	(11,017)
Buildings		(556,655)	(124,194)	50,537	-	22,217	(608,095)
IT equipment		(23,957)	(2,765)	4,433	-	5,298	(16,991)
Retail stores		(1,525,308)	(187,207)	208,244	563,908	65,903	(874,460)
Software		(3,121)	(2,692)	-	-	(15)	(5,828)
Tools and accessories		(302)	(88)	-	-	204	(186)
Total accrued depreciation		(2,228,587)	(342,023)	346,424	563,908	116,032	(1,544,246)
Net total		2,941,887	12,904	(51,937)	(825,065)	(95,173)	1,982,616
a)	The useful lives applied refer to the term of the contracts in which the Company is sure that it will use the assets underlying the lease contracts according to the contractual terms.
b)	Store write-offs were associated with the transformation plan of the former subsidiary The Body Shop.
	Consolidated
	June 30, 2024	June 30, 2023
Amounts recognized in the statement of income for the six-month period ended June 30, 2024 and 2023:
Financial expense on lease	67,387	51,447
Amortization of right of use	161,997	133,274
Appropriation in the result of variable lease installments not included in the measurement of lease liabilities	2,381	3,764
Sublease revenue	(6,688)	(9,333)
Short-term lease expenses and low-value assets	569	3,898
Other expenses related to lease	4,467	(135)
Total	230,113	182,915

Amounts recognized in the financing activities in the cash flow statement:
Lease payments (principal)	188,298	160,762
Amounts recognized in the operating activities in the cash flow statement:
Lease payments (interests)	66,699	51,812
Other payments related to lease	2,381	6,181
Total	257,378	218,755

33

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

b)	Lease liability
	Consolidated
	June 30, 2024	December 31, 2023
Current	324,965	298,600
Non-current	778,846	851,840
Total	1,103,811	1,150,440

Below are the changes in lease liability balances for the six-month periods ended June 30, 2024 and 2023:

Consolidated
Balance as of December 31, 2022	3,270,737
Transfer to non-current assets held for sale	(891,098)
New contracts and modifications	307,849
Payments (principal)	(393,709)
Payments (interest)	(82,357)
Appropriation of financial charges	79,493
Write-offs (a)	(33,932)
Translation adjustment	(110,293)
Balance as of June 30, 2023	2,146,690

Balance as of December 31, 2023	1,150,440
New agreements and modifications	123,477
Payments (principal)	(188,298)
Payments (interest)	(66,699)
Appropriation of financial charges	67,387
Write-offs (a)	(33,734)
Translation adjustment	51,238
Balance as of June 30, 2024	1,103,811

The amount of lease liability payments, including interest payments due to maturity, is as follows:

	Consolidated
	June 30, 2024	December 31, 2023
Less than a year	430,680	401,217
One to five years	850,391	912,529
More than five years	122,781	135,207
Total expected cash flow	1,403,852	1,448,953
Interest to be incurred	(300,041)	(298,513)
Total balance	1,103,811	1,150,440

34

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

19.	BORROWING, FINANCING AND DEBENTURES
	Ref.	Consolidated
		June 30, 2024	December 31, 2023

Financing Agency for Studies and Projects (FINEP)		5,938	3,546
Debentures	A	1,076,370	1,962,188
Commercial Notes	B	515,746	517,534
Working capital – Avon		10,896	1,832
Notes – Avon (1)	C	124,485	129,535
Notes – Natura &Co Luxembourg	D	4,012,357	3,497,067
Total		5,745,792	6,111,702

Current		92,038	163,844
Non-current		5,653,754	5,947,858

Debentures
Current		55,927	68,189
Non-current		1,031,339	1,852,699
(1)	Balances recognized at fair value in the business combination with the subsidiary Avon and subsequently measured at amortized cost.
Ref.	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Brazilian Real	September 2027 to September 2032	CDI + 0.8% to 1.6% with semi-annual payments.	CDI + 0.8%, CDI + 1.35% and CDI + 1.60%	Personal guarantee from Natura &Co Holding S.A
B	Brazilian Real	September 2025	CDI interest + 1.55% with bi-annual payments.	CDI + 1.55%	Guarantee of Natura &Co Holding S.A.
C	US Dollar	March 2043	Interest of 8.45% of p.a. with bi-annual payments	8.45% p.a.	None
D	US Dollar	May 2028	Interest of 4.125% p.a. with bi-annual payments	4.125%	Guarantee of Natura &Co Holding S.A.

Changes in the balances of borrowing, financing and debentures for the six-month periods ended June 30, 2024 and 2023 are as follows:

Consolidated
Balance as of December 31, 2022	13,592,286
New borrowing and financing	654,920
Repayment	(118,812)
Appropriation of financial charges, net of costs of new borrowing and financing	494,549
Financial charges payment	(471,237)
Exchange rate variation	(396,150)
Translation adjustment	(366,756)
Balance as of June 30, 2023	13,388,800

Balance as of December 31, 2023	6,111,702
New borrowing and financing	131,492
Repayment	(949,914)
Appropriation of financial charges, net of costs of new borrowing and financing	223,788
Financial charges payment	(307,463)
Translation adjustments	536,187
Balance as of June 30, 2024	5,745,792

a)	During the second quarter of 2024, the subsidiary Natura Cosméticos completed a public repurchase offer in the amount of R$826,000 for the 11th issue debentures, due in July 2027. This repurchase was financed with the subsidiary’s own resources.

35

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

The maturities of the non-current portion of borrowing, financing and debentures recorded as non-current liabilities are as follows:

	Consolidated
	June 30, 2024	December 31, 2023
2025	497,664	494,677
2027	247,337	1,072,566
2028 onwards	4,908,753	4,380,615
Total	5,653,754	5,947,858

19.1   Covenants

As of June 30, 2024 and December 31, 2023, the Company and its subsidiaries no longer have the obligation to calculate and disclose restrictive clauses (covenants), which establish the maintenance of minimum financial indicators resulting from the quotient of dividing the net debt of treasury by the EBITDA of the last 12 months.

The Company also has covenants related to non-financial indicators according to each contract. The Company is in compliance with such covenants as of June 30, 2024 and December 31, 2023.

20.	TRADE ACCOUNTS PAYABLE AND REVERSE FACTORING OPERATIONS
	Parent		Consolidated
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Domestic trade accounts payable	8,231	23,307	4,698,177	4,058,832
Foreign trade accounts payable (a)	56,267	7,726	512,784	588,685
Subtotal	64,498	31,033	5,210,961	4,647,517
Reverse factoring operations (b)	-	-	546,777	654,961
Total	64,498	31,033	5,757,738	5,302,478
a)	Refers to imports mainly denominated in US dollars, Euros and British pounds
b)	The Company has contracts signed with first-line financial institutions, mainly Banco Itaú Unibanco S.A. to directly structure a reverse factoring operation with the Company’s main suppliers. Further details of these operations are included in explanatory note no. 3.15 of the Financial Statements as of December 31, 2023.

36

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

21.	TAX LIABILITES
	Parent		Consolidated
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
ICMS (ordinary)	-	-	235,330	216,882
ICMS-ST provision (a)	-	-	64,817	63,722
Taxes on invoicing abroad	-	-	175,707	150,706
Withholding tax	-	-	155,615	118,133
Other taxes payable - foreign subsidiaries	-	-	85,262	102,537
Income tax	21,209	23,084	21,209	23,084
PIS and COFINS payable	3,227	60,678	3,227	60,678
INSS and service tax (ISS) payable	-	-	6,642	5,603
Others	-	-	10,595	20,609
Total	24,436	83,762	758,404	761,954

Current	24,436	83,762	582,710	634,760
Non-current	-	-	175,694	127,194
a)	The Company has had discussions about the illegality of changes to state legislation for charging ICMS-ST. Part of the amount recorded as taxes payable, but not yet collected, is being discussed in court by the Company, and in some cases the amounts are deposited in court, as mentioned in explanatory note no. 12.

37

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

22.	PROVISIONS FOR TAX, CIVIL AND LABOR RISKS

22.1 Contingencies with risk of loss assessed as probable

The changes in the provision for tax, civil and labor risks and contingent liabilities are presented below:

	Consolidated
	Tax		Civil		Labor		Contingent liabilities (business combination) (2)		Total
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Balance at the beginning of the year	166,723	187,052	626,582	557,675	187,304	186,118	385,981	406,428	1,366,590	1,337,273
Additions	20,432	7,868	243,988	220,840	82,692	48,174	-	-	347,112	276,882
Reversals (3)	(50,326)	(4,490)	(17,732)	(5,363)	(6,512)	(19,271)	(7,468)	(25,594)	(82,038)	(54,718)
Payments/utilization of judicial deposits (1)	(21,767)	(49,425)	(291,491)	(197,934)	(59,410)	(21,563)	-	-	(372,668)	(268,922)
Monetary correction	6,135	5,352	3,845	13,621	4,125	2,449	13,422	15,742	27,527	37,164
Inflation adjustment	2,168	(2,842)	65,672	(44,604)	7,789	(9,599)	3,806	(16,512)	79,435	(73,557)
Transfer	-	-	-	-	-	15	-	-	-	15
Balance as of June 30, 2024	123,365	143,515	630,864	544,235	215,988	186,323	395,741	380,064	1,365,958	1,254,137

Current	5,971	975	478,811	394,793	24,487	23,346	-	-	509,269	419,114
Non-current	117,394	142,540	152,053	149,442	191,501	162,977	395,741	380,064	856,689	835,023

(1)	Tax payments mainly refer to the agreement of the subsidiary Natura Cosméticos with the State of Paraíba regarding the legal process of increasing the margin of added value (“MVA”), on the ICMS-ST calculation basis, which resulted in the closure of the process through the use of judicial deposits (R$17,177 redeemed in favor of the Company and R$11,470 used to settle the case).

Labor payments mainly refer to the closure of lawsuits filed by former employees and service providers of the subsidiary Natura Cosméticos. None of these processes are individually relevant.

(2)	The amounts of contingent liabilities arising from the business combination with the subsidiary Avon refer to tax processes, in the amount of R$395,741.
(3)

The tax reversals come from the subsidiary Natura Cosméticos, referring to (i) cases of social security contributions levied on labor funds, due to the decision of the Superior Court of Justice that modulated the effects of the decision on the merits unfavorable to taxpayers who did not file a lawsuit until September 2020. Considering that the Company meets the requirements for effect modulation, the previously constituted provision was reversed, and the loss prognosis changed to possible, in the amount of R$35,000; and (ii) adherence to the “Tax Transaction – Paulista Agreement” amnesty program, related to the judicial process of ICMS credits on goods given as bonuses. For this reason, the previously constituted provision was reversed, in the amount of R$10,000, to reflect the amount actually paid due to membership.

The tax reversals are made up of principal amounts and fines totaling R$31,816, and interest of R$18,510 from the subsidiary Natura Cosm&eacute;ticos and R$2,935 referring to contingent liabilities from business combinations. The net effect of additions and reversals of principal and fines for tax contingencies was recorded in Other Operating Expenses (note no. 30), totaling R$14,319 in the Consolidated.

The net effect of the monetary updates of all contingencies and the reversals of interest on tax contingencies was recorded in the Financial Result (note 29), totaling R$(9,016) in the Consolidated.

38

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

a)	Disputes related to talc (Civil claims)

The subsidiary Avon Products, Inc. has been named as a defendant in several personal injury lawsuits filed in United States courts alleging that certain talc powder products the company sold in the past were contaminated with asbestos. Many of these lawsuits involve multiple co-defendants, including cosmetics manufacturers and manufacturers of other products that, unlike the subsidiary Avon’s products, were designed to contain asbestos.

In December 2022, a case titled Chapman, et al. v. Avon Products, Inc., et al., No. 22STCV05968, resulted in an adverse jury verdict following a trial, with the jury awarding plaintiffs a total of US$36.0 million in compensatory damages and US$ 10.3 million in punitive damages against the subsidiary Avon. The Company believes it has strong grounds to seek a mistrial in this case and, in January 2023, began the process of appealing the verdict seeking annulment in the trial court. On March 1, 2023, after post-trial arguments, the trial court issued a conditional order reducing the compensatory award against the subsidiary Avon to US$ 29.3 million. The plaintiffs challenged the reduction in damages in relation to Avon and asserted that the reduction should only apply to Avon’s co-defendant. The trial court resolved this issue in favor of the plaintiffs and the case is on appeal.

On July 26, 2024, a legal case named Ramirez, et al v. Avon Products Inc. et al., no. 2023L004386, resulted in an adverse jury verdict after the judgement, with the jury granting to the plaintiffs the compensation for damages of US$ 23.5 million and US$ 1.0 million in punitive damages against the subsidiary Avon. As the Company believes that it has strong reasons to seek the verdict annulment in this case and intends to appeal, any adjustment to the current provision recognized was included in the Interim Financial Statements.

On June 30, 2024, there are 429 active individual legal cases pending against the subsidiary Avon Products Inc. (79 new legal cases have been initiated and 22 have been rejected, closed or settled by other ways in the six-month period ended June 30, 2024).

22.2. Contingent liabilities assessed as possible risk of loss

The Company has administrative and judicial contingencies, related to certain tax positions adopted on the IRPJ and CSLL calculation, for which the expectation of loss, evaluated by the Company’s Management and supported by its legal advisors, that will probably be accepted on Superior Court last instance decision, aligned with the ICPC 22/IFRIC 23 dispositions.

The Company has mainly tax contingencies, related to other taxes, evaluated by the Company’s Management and supported by its legal advisors, and classified as possible. Therefore no provision has been recorded for those cases for which losses are considered possible, as set forth in the table below. As of June 30, 2024, contingencies classified as possible loss represent R$11,460,934 (R$10,791,727 as of December 31, 2023).

	Consolidated
	June 30, 2024	December 31, 2023
Tax	10,822,165	10,375,764
Civil	317,320	246,500
Labor	321,449	169,463
Total contingent liabilities	11,460,934	10,791,727

The increase in the tax balance is basically associated with (i) monetary variation in existing processes, and (ii) tax assessment notices received by the subsidiary Natura Cosméticos referring to the exclusion of PIS and COFINS from the calculation base itself, and the collection of IPI and ICMS-ST. Additionally, in the second quarter of 2024, the subsidiary Natura Cosméticos obtained a favorable ruling regarding the tax assessment notice that required the collection of ICMS-ST on the distributing establishment, partially offsetting the previously mentioned increases.

39

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

23.	OTHER LIABILITIES
	Parent		Consolidated
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023

Pension and post-employment health care plans (a)	-	-	534,016	515,901
Deferred revenue from performance obligations to customers (b)	-	-	138,303	131,113
Incentive provisions for consultants	-	-	144,590	153,692
Provision for operating expenses (marketing / technology, etc.) (c)	-	-	404,990	482,287
“Crer Para Ver” (d)	-	-	44,135	47,571
Provision for restructuring (e)	3,239	15,682	79,198	113,440
Insurance payable	1,137	19,719	69,780	84,032
Other liabilities (f)	3	660	154,761	128,976
Total	4,379	36,061	1,569,773	1,657,012

Current	2,544	31,984	882,193	970,479
Non-current	1,835	4,077	687,580	686,533
a)	As of June 30, 2024, there is R$267,640 (R$253,606 as of December 31, 2023) relating to pension plans, and R$1,143 relating to post-employment plans (R$567 as of December 31, 2023) of the subsidiary Avon, and R$208,486 (R$209,288 as of December 31, 2023) relating to post-employment assistance plans of the subsidiary Natura Cosméticos and R$56,747 (R$52,441 as of December 31, 2023) relating to post-employment assistance plans of the subsidiary Natura &Co International.
b)	Refers to the deferred revenue from performance obligations related to points-based loyalty programs, sale of gift cards not converted into products, and programs/events to honor sale consultants, being R$97,615 (R$88,017 in December 31, 2023) referring to the subsidiary Avon, R$28,932 (R$31,089 as of December 31, 2023) referring to the subsidiary Natura Cosméticos consolidated, and R$11,756 (R$12,007 as of December 31, 2023) referring to the subsidiary Natura &Co International.
c)	Refers to the Company’s operating provisions arising mainly from expenses related to technology, marketing and advertising services.
d)	Contribution to social program for the development of quality in education.
e)	Provision for costs directly related to integration plan and changes in the organizational structure substantially of the subsidiary Avon.

f)      Refers to miscellaneous provisions such as indemnities and long-term contractual obligations.

40

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

24.	SHAREHOLDERS’ EQUITY
24.1	Treasury shares

As of June 30, 2024 and December 31, 2023, item “Treasury shares” has the following composition:

	Number of shares	R$ (in thousands)	Average price per share – R$
Balance as of December 31, 2022	9,913,855	262,360	26.46
Used	(2,494,405)	(65,852)	26.40
Balance as of June 30, 2023	7,419,450	196,508	26.49

Balance as of December 31, 2023	6,204,048	164,236	26.47
Used (a)	(4,128,771)	(109,324)	26.48
Balance as of June 30, 2024	2,075,277	54,912	26.46

a)    The movement refers to the shares released related to long-term incentive plans whose vesting period ended on June 30, 2024.

There were no changes in the minimum and maximum cost of the balance of treasury shares on June 30, 2024, considering that there was no new share acquisition in the quarter.

24.2	Additional dividend distribution

On March 11, 2024, the Company’s Board of Directors approved a proposed dividend in addition to the minimum dividend in addition, related to the year ended December 31, 2023, in the total amount of R$685,190, equivalent to the remuneration of R$0.4940 per share, excluding treasury shares. Such dividends were paid on April 19, 2024.

24.3	Interests on own equity from fiscal year 2024

On March 28, 2024, the Company’s Board of Directors approved the distribution of interest on equity in the amount of R$44,853, corresponding to an estimated gross value of R$0.0324 per share (excluding treasury shares), with retention of 15% (fifteen percent) withholding tax, resulting in interest on equity in the net amount of R$38,125, corresponding to an estimated net value of R$0.0275 per share (excluding treasury shares), except for this retention, shareholders are legal entities proven to be immune or exempt. Payment of interest on equity will be made during the 2024 fiscal year, on a date to be determined by the Company’s management.

25.	INFORMATION ON SEGMENTS

As a result of the completion of the sale of The Body Shop, the balances of the previously controlled company are not included in the consolidated balance sheet, and the results arising from this segment were classified as discontinued operations in the income statement for the six-month periods ended June 30, 2024 and 2023.

The other operating segments did not change in their composition and information by geographic area in relation to what was disclosed in the financial statements for the year ended December 31, 2023.

Net revenue by segment is represented as follows for the six-month period ended June 30, 2024:

➢	Natura &Co Latam – 79%
➢	Avon International – 21%

41

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

The following tables contain summarized financial information related to the six-month periods ended June 30, 2024 and 2023, and the year ended December 31, 2023.

25.1	Operating segments
	June 30, 2024
	Reconciliation to net income (loss) for the period
	Net revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial results	Income tax	Net income (loss) for the period
Natura &Co Latam	10,626,996	1,557,889	(468,199)	(13,679)	(324,999)	(303,378)	447,634
Avon International [1]	2,823,510	(150,546)	(330,623)	(228,124)	(521,863)	(41,882)	(1,273,038)
Corporate expenses	7,379	(189,072)	(388)	(261,097)	350,322	(868,577)	(968,812)
Consolidated	13,457,885	1,218,271	(799,210)	(502,900)	(496,540)	(1,213,837)	(1,794,216)

	June 30, 2023
	Reconciliation to loss for the period
	Net revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial results	Income tax	Loss for the period
Natura &Co Latam	10,326,589	1,262,598	(465,897)	(15,889)	(705,025)	(123,099)	(47,312)
Avon International [1]	3,116,927	(66,904)	(358,643)	(190,281)	(331,789)	(67,256)	(1,014,873)
The Body Shop [1]	-	-	-	(259,005)	-	-	(259,005)
Aesop [1]	-	-	-	(3,987)	-	-	(3,987)
Corporate expenses	1,765	(166,914)	-	(9,414)	192,648	(75,205)	(58,885)
Consolidated	13,445,281	1,028,780	(824,540)	(478,576)	(844,166)	(265,560)	(1,384,062)

	June 30, 2024				December 31, 2023
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	16,394,664	23,965,614	6,880,448	3,758,484	18,240,916	23,253,227	6,914,476	4,324,263
Avon International [1]	9,987,349	12,361,455	1,867,880	1,067,581	8,008,108	10,608,234	2,792,255	977,003
Corporate balances	443,016	4,432,236	728,149	4,201,163	510,769	8,885,554	706,768	3,911,785
Consolidated	26,825,029	40,759,305	9,476,477	9,027,228	26,759,793	42,747,015	10,413,499	9,213,051

1 The operations of these segments located in Latin American countries (Latam) are presented in the Natura &Co Latam segment.

25.2	Net revenue and non-current assets by geographic region
	Net revenue		Non-current assets
	June 30, 2024	June 30, 2023	June 30, 2024	December 31, 2023
Asia	580,840	680,395	628,146	572,168
North America	1,912,459	1,970,376	4,233,016	3,956,986
Mexico	1,638,178	1,636,827	4,079,975	3,883,804
Others	274,281	333,549	153,042	73,182
South America	8,709,058	8,341,765	13,796,129	14,015,695
Brazil	6,032,740	5,698,314	10,209,451	10,933,917
Argentina	1,328,610	1,195,155	479,178	261,155
Others	1,347,708	1,448,296	3,107,500	2,820,623
Europe, Middle East and Africa (EMEA)	2,255,528	2,452,745	8,167,738	8,214,944
UK	261,410	150,631	5,493,532	5,132,107
Others	1,994,118	2,302,114	2,674,206	3,082,837
Consolidated	13,457,885	13,445,281	26,825,029	26,759,793

No individual or aggregate customer (economic group) represents more than 10% of the Company’s net revenue.

26.	REVENUE
	Consolidated
Gross revenue:	June 30, 2024	June 30, 2023
Direct selling	15,824,356	15,651,210
Retail	574,156	227,277
Online	654,068	651,463
Other sales	635,367	907,414
Subtotal	17,687,947	17,437,364

Returns and cancellations	(257,291)	(215,756)
Commercial discounts and rebates	(5,355)	(5,760)
Taxes on sales	(3,967,416)	(3,770,567)
Subtotal	(4,230,062)	(3,992,083)
Total net revenue	13,457,885	13,445,281

42

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

27.	OPERATING EXPENSES AND COST OF SALES
	Parent		Consolidated
Classified by function	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Cost of sales	-	-	4,738,052	4,823,797
Selling, marketing and logistics expenses	-	-	5,509,801	5,405,346
Administrative, R&D, IT, and project expenses	91,473	38,332	2,250,874	2,354,300
Total	91,473	38,332	12,498,727	12,583,443

Classified by nature
Cost of sales	-	-	4,738,052	4,823,797
Raw material/packaging material/resale	-	-	4,158,243	4,228,725
Employee benefits expense (note no. 28)	-	-	262,644	289,085
Depreciation and amortization	-	-	93,803	86,585
Others	-	-	223,362	219,402

Selling, marketing and logistics expenses	-	-	5,509,801	5,405,346
Logistics costs	-	-	1,041,870	795,139
Personnel expenses (note no. 28)	-	-	1,245,234	1,282,741
Marketing, sales force and other selling expenses	-	-	2,950,368	3,093,681
Depreciation and amortization	-	-	272,329	233,785

Administrative, R&D, IT and project expenses	91,473	38,332	2,250,874	2,354,300
Innovation expenses	-	-	108,321	96,586
Personnel expenses (note no. 28)	37,001	23,284	932,716	1,034,843
Others administrative expenses	54,266	13,551	780,966	681,369
Depreciation and amortization	206	1,497	428,871	541,502

Total	91,473	38,332	12,498,727	12,583,443

43

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

28.	EMPLOYEE BENEFITS
	Parent		Consolidated
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Payroll, profit sharing and bonuses	31,233	10,013	1,748,713	1,825,018
Supplementary pension plan	-	-	54,347	56,722
Share-based payments and charges on restricted shares, net of taxes.	184	4,852	28,944	71,656
Health care, food and other benefits	512	1,110	283,088	272,590
Charges, taxes and social contributions	492	622	186,357	264,434
Social security charges	4,580	6,687	139,145	116,249
Total	37,001	23,284	2,440,594	2,606,669
28.1Share-based	payments

Detailed information regarding share-based payment plans was presented in the Company’s financial statements for the year ended December 31, 2023, in explanatory note no. 28.

The expense (income) relating to stock option plans, restricted shares and performance shares, including social security charges, recognized in the six-month period ended June 30, 2024, was income of R$184 and R$28,944 for the parent company and consolidated (expense of R$4,852 and R$79,582 on June 30, 2023), respectively.

NYSE delisting

On January 18, 2024, the Company announced the approval of the secondary delisting from the NYSE while maintaining the primary listing on the B3 stock exchange in São Paulo.

As a result, the ADRs were also delisted and converted into B3 phantom shares. In practice, this means that the ADR holder will receive payment in cash during the vesting period, which is determined by the price on B3 on that date. Each ADR is equivalent to 2 B3 shares. All shares for which the vesting period had not been completed were adjusted in numbers to reflect this ratio, so that the value did not change.

According to IFRS 2 (CPC 10 R1 – Share-Based Payment), B3’s phantom shares are considered share-based payments settled in cash. The change from payment settled in shares (prior classification of ADRs before delisting) to settled in cash results in the recognition of a liability that reflects the Company’s obligation to make the payment upon vesting.

The initial measurement of the liability is based on the fair value of the underlying B3 shares and takes into account the extent of service provision to date.

Fair value is generally determined using the Black-Scholes or Stochastic model, depending on the type of premium. The Stochastic model is used to value premiums under market conditions in order to incorporate a fair value discount factor for the probability of achieving the relevant targets. To value awards that are not subject to a market-based performance condition and have a fixed term, the Black-Scholes valuation model is used.

There was no impact on income as a result of the initial recognition of the liability, and the value of the liability was reclassified from equity. At each closing and, finally, on the settlement date, the fair value of the liability is remeasured. Liability remeasurements are recognized in profit or loss.

44

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

New plans 2024

During the current quarter, the main plans assigned were as follows:

a) 6,749,122 restricted share units (RSUs), 2,993,465 of which are B3 phantom shares, which will be exercisable at the end of the three-year period, as long as the participant remains employed during the grace period;

b) 1,521,212 restricted shares, 336,503 of which are B3 phantom shares, which are generally exercisable in installments of one to three years, as long as the participant remains employed during the grace period. These actions are known as “Matching Awards,” whereby eligible employees choose to invest part of their Profit-Sharing Program pay toward the purchase of shares in the Company. The Company will then grant Matching Awards to match these acquired shares;

c) 376,106 RSUs, 326,568 of which are B3 phantom shares, which will be exercisable immediately and will be released to participants in March 2025.

29.	FINANCIAL RESULTS
	Parent		Consolidated
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Financial expenses (debt interest) (b)	-	-	(370,891)	(506,769)
Income from financial investments and others	9,404	526	269,718	382,874
Exchange rate variations on financial activities, net	16,861	-	83,447	348,609
Losses (gains) with derivatives	(8,563)	-	(2,973)	(716,832)
Update of provision for tax, civil and labor risks and tax obligations	(35)	2,306	(9,017)	(37,164)
Rental expenses	(50)	(53)	(67,387)	(51,447)
Other financial income (expenses)	(27,422)	(2,004)	(102,831)	(169,283)
Hyperinflationary Economy Adjustment	-	-	(151,433)	(63,190)
Other gains (losses) with exchange rate variation on operational activities (a)	6,188	1,929	(145,173)	(30,964)
Financial result	(3,617)	2,704	(496,540)	(844,166)
a)	Substantially refer to exchange losses on investments in US dollars by the subsidiary Natura Argentina.
b)	Debt interest includes, in addition to interest in the amount of R$223,788 (see note no. 19), the result calculated from derivatives designated for fair value hedge accounting in the amount of R$67,809 and interest on uncovered balances of centralized management accounts treasury (cash pooling) of the Company, in the amount of R$79,294.

45

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

30.	OTHER OPERATING INCOME (EXPENSE), NET
	Consolidated
	June 30, 2024	June 30, 2023
Other operating income, net
Tax credits (b)	117,510	20,818
Tax contingencies	14,319	21,163
Reversal of provision for impairment	-	31,076
Revenue from the sale of the customer portfolio	176	-
Reversal of transport losses	43,351	-
Deferred revenue from incentive funds	6,996	-
Other operating income	24,176	15,657
Total other operating income	206,528	88,714

Other operating expenses, net
Result in the write-off of fixed assets	(15,360)	(15,610)
“Crer para ver” (a)	(32,333)	(2,667)
Transformation and integration plan (c)	(234,046)	(321,095)
Restructuring expenses	-	(36,617)
Provision for impairment	(44,893)	(42,218)
Other operating expenses	(46,825)	(11,764)
Total other operating expenses	(373,457)	(429,971)
Other operating expenses, net	(166,929)	(341,257)
a)	Allocation of the operating profit obtained from sales of the line of non-cosmetic products called “Crer Para Ver” to the Natura Institute, specifically intended for social projects aimed at developing the quality of education.
b)	Refers mainly to PIS and COFINS credits.
c)	Expenses related to the execution of the Natura &Co Latam integration plan (“ELO project”) and integration of the subsidiary Avon Internacional.

46

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

31.	EARNINGS PER SHARE

The basic result per share is calculated by dividing the profit or loss attributable to the Company’s shareholders by the weighted average number of common shares in circulation, excluding common shares purchased by the Company and held as treasury shares.

	Consolidated
	June 30, 2024	June 30, 2023
Loss attributable to the Company’s controlling shareholders	(1,793,730)	(1,384,278)
Weighted average of the number of issued common shares	1,385,675,623	1,383,206,405
Weighted average treasury shares	(3,160,221)	(8,297,109)
Weighted average of the number of outstanding common shares	1,382,515,402	1,374,909,296
Loss per share – R$	(1.2974)	(1.0068)

Diluted earnings per share are calculated by adjusting the weighted average number of common shares outstanding, assuming conversion of all potential common shares that would cause dilution. Considering that the Company recorded a loss in the six-month periods ended June 30, 2024 and 2023, any adjustment would have an anti-dilution effect and, therefore, the diluted loss per share is equal to the basic loss per share.

32.	RELATED PARTIES TRANSACTIONS

In the course of the Company’s operations, rights and obligations are generated between related parties, arising from administrative expenses and provision of services.

32.1.	Receivables and payables with related parties

The Company had transactions with related parties recognized as presented below:

	Parent
	June 30, 2024	December 31, 2023
Current assets:
Natura Cosméticos S.A. (b)	25,967	103,557
Avon Products, Inc. (a) and (d)	326,535	41,152
Natura Cosméticos S.A. – Argentina (a)	263	3,630
Natura Cosméticos S.A. – Perú (a)	533	465
Natura Cosméticos S.A – Colombia (a)	376	327
Indústria e Comércio de Cosméticos Natura Ltda. (b)	1	96
Natura &Co Luxembourg Holdings S.A.R.L. (c)	1,550	1,550
Natura &Co Holding S.A. (b)	37	38
Total current assets	355,262	150,815

	Parent
	June 30, 2024	December 31, 2023
Current liabilities:
Natura Cosméticos S.A. (a) and (d)	349	52,543
Indústria e Comércio de Cosméticos Natura Ltda. (a)	426	605
Natura Comercial (a)	34	14
Avon Products, Inc. (b)	118,207	117,278
Natura &Co Luxembourg S.a.r.L (d)	-	162,676
Total current liabilities	119,016	333,116
a)	Refers to the transfer of expenses related to restricted share purchase option plans.
b)	Refers to the transfer of shared expenses.
c)	Refers to reimbursement of expenses for issuing bonds.
d)	Refers to the loan carried out between the companies.

In the six-month periods ended June 30, 2024 and 2023, there were no relevant transactions between the parent company and related parties that were reflected in the income statement. The main transactions that occurred in the period refer to the transfer of expenses related to stock option plans and restricted shares.

47

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

32.2.	Uncontrolled and unconsolidated transaction with related parties

Instituto Natura is one of the shareholders of the Essential Investment Fund and, on June 30, 2024, its balance corresponded to R$3,588 (R$6,994 on December 31, 2023).

On June 5, 2012, a contract was signed between Indústria e Comércio de Cosméticos Natura Ltda. and Bres Itupeva Empreendimentos Imobiliários Ltda. (“Bres Itupeva”), for the construction and rental of a goods processing, storage, and distribution center (HUB), in the city of Itupeva/SP. In 2019, Bres Itupeva assigned its credits to BRC Securitizadora S/A, to whom the Company makes monthly payments. Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, members of the controlling block of Natura &Co Holding S.A, indirectly hold control of Bres Itupeva. The amount involved in the operation was recorded under the heading “Right of Use of Buildings”, the balance in the six-month period ended June 30, 2024 was R$ 52,504 (R$52,742 under the heading “Buildings” of Fixed Assets, on December 31 2023) and in the six-month period ended June 30, 2024, the amount paid as rent was R$8,686 (R$9,685 in the period ended June 30, 2023).

On January 8, 2021, a transaction between related parties was concluded between the Company, as lessee and owner, Indústria e Comércio de Cosméticos Natura Ltda. and Natura &Co Holding S.A., as guarantors, and a specific purpose company (Bresco IX) held indirectly by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos (Co-Presidents of the Board of Directors of Company and shareholders forming part of the controlling block of Natura &Co Holding S.A., the Company’s controlling shareholder), in the capacity of lessor and surface owner. This transaction was entered into with the aim of expanding the Company’s distribution network and increasing its logistical efficiency through the installation of a new distribution center in the State of Alagoas. The amount involved in the operation is recorded under the heading “Right of Use of Buildings” in the amount of R$45,638, and in the six-month period ended June 30, 2024 the total amount paid as rent was R$5,277 (R$4,382 in the period ending June 30, 2023).

On May 12, 2021, the transaction was concluded between the Company, as lessee, and Bresco Logística Fundo de Investimento Imobiliário, as lessor, indirectly owned by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos (Co-presidents of the Board of Directors of Natura &Co Holding S.A. and shareholders forming part of the controlling block of Natura &Co Holding S.A). The transaction was entered into with the aim of maintaining the Company’s distribution center activities in the city of Canoas, State of Rio Grande do Sul. The amount involved in the operation is recorded under the heading “Right of Use of Buildings” in the amount of R$15,327 and in the six-month period ended June 30, 2024, the total amount paid as rent was R$1,518 (R$1,404 in the six-month period ended June 30, 2023).

In the six-month period ended June 30, 2024, the Company and its subsidiaries transferred to the Natura Institute as a donation associated with the net result from sales of the Natura “Crer Para Ver” product line the amount of R$35,000 (R$35,000 in the six-month period ended June 30, 2023).

The Company has a policy for transactions with related parties, in addition to an internal control structure to support the identification, monitoring and approval of transactions between related parties.

32.3.	Key management personnel compensation

The total compensation of the key management personnel is as follows:

	June 30, 2024			June 30, 2023
	Compensation			Compensation
	Fixed	Variable	Fixed	Variable	Fixed	Variable
Board of Directors	3,963	2,716	6,679	4,661	8,555	13,216
Executive Board	11,263	34,801	46,064	14,677	54,204	68,881
	15,226	37,517	52,743	19,338	62,759	82,097

The totals in the table above include the employer’s pension charges.

Amounts include increases and/or reversals of accumulated expense recognized in prior years due to reevaluations of the number of premiums expected to be acquired and reevaluation of employer pension charges that must be paid upon acquisition.

33.	COMMITMENTS

In the normal course of its business, the Company enters into long-term contracts to provide manufacturing, transportation, information technology and electrical energy services (with effective physical delivery, to supply its manufacturing activities). Contracts provide for termination clauses for non-compliance with essential obligations. Generally, the minimum contractually agreed amount is purchased and for this reason there are no liabilities recorded in addition to the amount that is recognized on an accrual basis.

48

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

Total minimum supply payments, measured at nominal value, according to the contract, are as follows:

	Consolidated
	June 30, 2024	December 31, 2023
Less than one year	315,097	273,548
One to five years	629,443	486,961
Above 5 years	-	799
Total	944,540	761,308

34.	INSURANCE

The Company adopts an insurance policy that mainly considers the concentration of risks and their relevance, taking into account the nature of its activities and the guidance of its insurance consultants. Insurance coverage, as of June 30, 2024 and December 31, 2023, is as follows:

Item	Type of coverage	Amount insured
		June 30, 2024	December 31, 2023
Industrial complex and administrative sites	Any damage to buildings, facilities, inventories, and machinery and equipment	4,945,615	4,694,455
Vehicles	Fire, theft and collision for the vehicles insured by the Company	28,495	24,907
Freight	Damage to products in transit	92,942	81,328
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	1,008,161	886,720
Environmental responsibility	Protection for environmental accidents that may raise complaints under environmental legislation	30,000	30,000
35.	ADDITIONAL INFORMATION RELATING TO THE STATEMENT OF CASH FLOWS

The following table presents the investment and financing transactions that do not involve the use of cash and cash equivalents and are therefore presented separately as additional information to the cash flow statement:

	Parent		Consolidated
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Non-cash items
Hedge accounting impact, net of tax effects	-	-	39,179	(99,123)
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	-	-	25,885	82,831
Application of judicial deposits in the settlement of legal proceedings	-	-	28,801	-
36.	DISCONTINUED OPERATIONS

As mentioned in explanatory note no. 1.1, the Company completed the sale of the former subsidiaries Aesop and The Body Shop, on August 30, 2023 and December 29, 2023, respectively. This resulted in classification as discontinued operations in the comparative income statement for the six-month period ended June 30, 2023.

The results of discontinued operations, which cover the operations of the former subsidiaries Aesop and The Body Shop, in addition to the costs related to the discontinued operation of the subsidiary Avon in North America, are presented below for the six-month periods ended June 30, 2024 and 2023:

	June 30, 2024	June 30, 2023
Loss before taxes from discontinued operations	(649,184)	(562,178)
Income tax and social contribution	146,284	83,602
Net income from discontinued operations	(502,900)	(478,576)

Total of discontinued operations	(502,900)	(478,576)

49

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

	June 30, 2024	June 30, 2023
Net revenue	-	3,028,174
Cost of products sold	-	(552,154)
Gross profit	-	2,476,020

(Expenses) operating revenue	(750,444)	(2,954,441)
Selling, Marketing and Logistics Expenses	-	(1,838,382)
Administrative Expenses, R&D, IT and Projects	(23,984)	(834,630)
Other operating expenses, net (a)	(726,460)	(281,429)

Operating loss profit before financial result	(750,444)	(478,421)

Financial results, net	101,260	(83,757)

Loss before taxes	(649,184)	(562,178)
Income tax and social contribution	146,284	83,602

Loss for the period	(502,900)	(478,576)

a) Includes the amounts of contingent consideration provision for loss until June 30, 2024, in the approximate amount of R$485 million (before tax effects) as per explanatory note no. 5.

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NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH

PERIOD ENDED JUNE 30, 2024

(Amounts in thousands of Reais – R$, except as mentioned otherwise)

The net cash flows incurred by discontinued operations are presented below:

	June 30, 2024	June 30, 2023

Operational activities	(528,820)	110,760
Investment activities	-	(183,114)
Financing activities	-	(337,873)
Net cash used	(528,820)	(410,227)

37.	SUBSEQUENT EVENTS

Chapter 11 process of the subsidiary Avon International in the United States

On August 12, 2024, the Company’s subsidiary and holding company of the Avon beauty brand, Avon Products, Inc. (“API”) has announced that it initiated voluntary Chapter 11 proceedings in the U.S. Bankruptcy Court (the “Bankruptcy Court”) at the District of Delaware, to address debt and legacy liabilities. API intends to pursue a sale of its assets under section 363 of the U.S. Bankruptcy Code.

The Company is the largest creditor of API and intends to support Avon’s activities throughout the restructuring process by committing to provide a debtor-in-possession financing (“DIP”) and making a bid to acquire Avon’s operations outside the United States through a court supervised auction process. For its bid, the Company intends to use its existing credits against API as consideration.

Following the Chapter 11 filing, the activities of API becomes subject to review and oversight by the Bankruptcy Court. As a result, API will be deconsolidated as of the petition date, and its assets and liabilities will be derecognized from the Company’s consolidated financial statements on a prospective basis (from August 12, 2024 onwards).

No impact is expected on Avon’s operations outside the United States, which are not part of the Chapter 11 proceedings. This includes the operations in the Latin America markets where the Avon brand is distributed by Natura and the integration of the two brands is showing steady progress.

Commercial notes repayments

In July 03, 2024, the Company concluded the repayment process related to the 1st issue of commercial notes, in the total amount of R$500,000, with the original due date in September 2025. The repayment of commercial notes does not have an impact on the individual and consolidated interim accounting information for the period ended June 30, 2024.

Debentures issuance

In July 05, 2024, the Company conclude the 13rd simple debentures issuance, non-convertible into shares, unsecured type, single tranche, in the amount of R$1,326,000, with due date in July 2029. The debentures have sustainability targets, focused on the development of bioingredients of Amazonic sociobiodiversity, and are related to the achievement of other targets from “Visão 2030”, also known as “Compromisso com a Vida”.

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